1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

Taiwan Semiconductor Manufacturing
Company Limited
Financial Statements for the
Three Months Ended March 31, 2006 and 2005 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of March 31, 2006 and 2005, and the related statements of income and cash flows for the three months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.
April 13, 2006
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
MARCH 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2006		2005
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$109,989,790	20	$60,218,990	12
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	58,545	—	302,708	—
Available-for-sale financial assets (Notes 2, 3 and 6)	58,815,063	11	48,601,822	10
Held-to-maturity financial assets (Notes 2, 3 and 7)	9,120,093	2	3,036,348	1
Receivables from related parties (Note 23)	21,248,956	4	14,079,482	3
Notes and accounts receivable	19,986,591	4	13,069,620	3
Allowance for doubtful receivables (Note 2)	(975,704)	—	(978,577)	—
Allowance for sales returns and others (Note 2)	(4,479,954)	(1)	(3,741,534)	(1)
Other receivables from related parties (Note 23)	683,675	—	2,645,421	—
Other financial assets (Note 3)	784,723	—	828,065	—
Inventories, net (Notes 2 and 8)	16,901,113	3	13,428,985	3
Deferred income taxes assets (Notes 2 and 16)	7,276,728	1	7,296,000	2
Prepaid expenses and other current assets (Note 3)	1,378,283	—	957,067	—

Total current assets	240,787,902	44	159,744,397	33

LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 9 and 10)
Available-for-sale financial assets	1,900,885	—	—	—
Held-to-maturity financial assets	18,677,604	4	26,940,409	6
Financial assets carried at cost	813,354	—	779,340	—
Investments accounted for using equity method	54,047,343	10	49,157,468	10

Total long-term investments	75,439,186	14	76,877,217	16

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 11 and 23)
Cost
Buildings	91,408,209	17	87,452,818	18
Machinery and equipment	468,724,647	86	424,088,493	88
Office equipment	7,978,549	2	7,360,112	2

	568,111,405	105	518,901,423	108
Accumulated depreciation	(373,690,326)	(69)	(315,454,528)	(65)
Advance payments and construction in progress	18,101,402	3	26,406,814	5

Net property, plant, and equipment	212,522,481	39	229,853,709	48

GOODWILL (Note 2)	1,567,756	—	1,829,049	—

OTHER ASSETS
Deferred income tax assets (Notes 2 and 16)	7,064,964	2	3,751,059	1
Deferred charges, net (Notes 2 and 12)	6,179,470	1	8,438,529	2
Refundable deposits	83,642	—	85,542	—
Assets leased to others, net (Note 2)	71,446	—	77,180	—
Idle assets (Note 2)	6,789	—	17,130	—

Total other assets	13,406,311	3	12,369,440	3

TOTAL	$543,723,636	100	$480,673,812	100

	2006		2005
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	$354,214	—	$854,087	—
Accounts payable	7,360,964	1	5,344,256	1
Payables to related parties (Note 23)	3,512,804	1	2,863,489	1
Income tax payable (Notes 2 and 16)	6,110,590	1	379,903	—
Payables to contractors and equipment suppliers	11,621,333	2	10,920,422	2
Accrued expenses and other current liabilities (Notes 2, 3 and 14)	6,886,738	1	7,028,701	2
Current portion of bonds payable (Note 13)	2,500,000	1	10,500,000	2

Total current liabilities	38,346,643	7	37,890,858	8

LONG-TERM LIABILITIES
Bonds payable (Note 13)	17,000,000	3	19,500,000	4
Other long-term payables (Note 14)	1,493,160	—	1,911,506	1
Other payables to related parties (Notes 23 and 26)	1,087,410	—	1,722,326	—

Total long-term liabilities	19,580,570	3	23,133,832	5

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 15)	3,437,287	1	3,240,343	1
Guarantee deposits (Note 26)	3,215,089	1	370,876	—
Deferred credits (Notes 2 and 23)	1,211,019	—	684,423	—

Total other liabilities	7,863,395	2	4,295,642	1

Total liabilities	65,790,608	12	65,320,332	14

CAPITAL STOCK — $10 PAR VALUE
Authorized: 27,050,000 thousand shares in 2006 24,600,000 thousand shares in 2005
Issued: 24,733,053 thousand shares in 2006 23,252,863 thousand shares in 2005	247,330,530	45	232,528,635	48

CAPITAL SURPLUS (Notes 2 and 18)	57,208,367	11	56,574,377	12

RETAINED EARNINGS (Note 18)
Appropriated as legal capital reserve	34,348,208	6	25,528,007	5
Appropriated as special capital reserve	2,226,427	—	—	—
Unappropriated earnings	138,803,185	26	105,020,406	22

	175,377,820	32	130,548,413	27

OTHERS (Notes 2 and 3)
Cumulative translation adjustments	(1,098,483)	—	(2,725,918)	(1)
Unrealized gains on financial instruments	32,869	—	—	—

	(1,065,614)	—	(2,725,918)	(1)

TREASURY STOCK (AT COST (Notes 2 and 20) 32,938 thousand shares in 2006 and 45,037 thousand shares in 2005	(918,075)	—	(1,572,027)	—

Total shareholders’ equity	477,933,028	88	415,353,480	86

TOTAL	$543,723,636	100	$480,673,812	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2006		2005
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 23)	$78,637,640		$56,413,097

SALES RETURNS AND ALLOWANCES (Note 2)	1,344,296		759,880

NET SALES	77,293,344	100	55,653,217	100

COST OF SALES (Notes 17 and 23)	40,651,362	53	34,004,376	61

GROSS PROFIT	36,641,982	47	21,648,841	39

OPERATING EXPENSES (Notes 17 and 23)
Research and development	3,548,886	5	3,348,555	6
General and administrative	1,554,351	2	1,944,834	3
Sales and marketing	671,400	—	278,876	1

Total operating expenses	5,774,637	7	5,572,265	10

INCOME FROM OPERATIONS	30,867,345	40	16,076,576	29

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	2,972,039	4	—	—
Gain on disposal of financial instruments, net (Notes 2, 3, 5 and 22)	1,115,518	2	1,897,289	4
Interest income (Notes 2 and 3)	902,043	1	619,986	1
Technical service income (Notes 23 and 26)	142,631	—	77,111	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 23)	96,141	—	60,707	—
Settlement income (Note 25)	—	—	569,276	1
Others (Note 23)	78,440	—	68,272	—

Total non-operating income and gains	5,306,812	7	3,292,641	6

NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net (Note 2)	1,032,555	2	2,282,461	4
Valuation loss on financial instruments, net (Notes 2, 3, 5 and 22)	295,669	—	257,718	1
Interest expense (Notes 3 and 13)	165,300	—	303,112	1
(Continued)

	2006		2005
	Amount	%	Amount	%
Equity in losses of equity method investees, net (Notes 2 and 10)	$—	—	$198,178	—
Others (Note 2)	25,292	—	62,407	—

Total non-operating expenses and losses	1,518,816	2	3,103,876	6

INCOME BEFORE INCOME TAX	34,655,341	45	16,265,341	29

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 16)	(1,802,369)	(3)	553,056	1

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	32,852,972	42	16,818,397	30

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	(246,186)	—	—	—

NET INCOME	$32,606,786	42	$16,818,397	30

	2006		2005
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (Note 21)
Basic earnings per share	$1.39	$1.32	$0.66	$0.68

Diluted earnings per share	$1.39	$1.32	$0.66	$0.68

The pro forma net income and after income tax earnings per share are shown as follows, based on the assumption that the Company’s stock held by its subsidiaries is treated as an investment instead of treasury stock (Notes 2 and 20):

	2006	2005
NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$32,852,972	$16,821,282

NET INCOME	$32,606,786	$16,821,282

EARNINGS PER SHARE (NT$)
Basic earnings per share	$1.32	$0.68

Diluted earnings per share	$1.32	$0.68

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND 2005
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$32,606,786	$16,818,397
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,974,533	16,668,655
Amortization of premium/discount of financial assets	(15,834)	28,956
Loss (gain) on disposal of available-for-sale financial assets, net	(261,300)	64,473
Deferred income taxes	(568,737)	(553,056)
Equity in losses (earnings) of equity method investees, net	(2,972,039)	198,178
Gain on disposal of property, plant and equipment and other assets, net	(93,903)	(22,785)
Accrued pension cost	(24,105)	139,147
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables from related parties	(198,352)	2,056,557
Notes and accounts receivable	605,227	2,257,261
Allowance for doubtful receivables	(640)	(1,884)
Allowance for sales returns and others	209,985	413,620
Financial instruments at fair value through profit or loss	1,442,295	1,708,744
Other receivables from related parties	846,108	(881,321)
Other financial assets	321,307	56,252
Inventories	(643,158)	742,960
Prepaid expenses and other current assets	(206,510)	129,751
Increase (decrease) in:
Accounts payable	(691,142)	(1,144,361)
Payables to related parties	257,542	(901,983)
Income tax payable	2,294,702	—
Accrued expenses and other current liabilities	(1,110,647)	(1,757,005)
Deferred credits	(23,936)	—

Net cash provided by operating activities	47,748,182	36,020,556

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(31,351,886)	(18,632,579)
Held-to-maturity financial assets	(1,379,009)	(1,762,393)
Financial assets carried at cost	(5,864)	(6,706)
Long-term investments accounted for using equity method	(19,214)	(2,992,406)
Property, plant and equipment	(11,114,607)	(38,161,372)
(Continued)

	2006	2005
Proceeds from disposal of
Available-for-sale financial assets	$16,951,250	$18,742,345
Property, plant and equipment and other assets	461,151	120,613
Redemption of held-to-maturity financial assets upon maturity	2,973,000	1,651,621
Increase in deferred charges	(96,335)	(285,727)
Increase in refundable deposits	—	(129)

Net cash used in investing activities	(23,581,514)	(41,326,733)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in guarantee deposits	322,144	(41,517)
Proceeds from exercise of employee stock options	117,395	34,866

Net cash provided by (used in) financing activities	439,539	(6,651)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	24,606,207	(5,312,828)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	85,383,583	65,531,818

CASH AND CASH EQUIVALENTS, END OF PERIOD	$109,989,790	$60,218,990

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$420,000	$452,000

Income tax paid	$67,924	$22,522

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$13,876,710	$17,927,484
Decrease (increase) in payables to contractors and equipment suppliers	(2,762,103)	20,233,888

Cash paid	$11,114,607	$38,161,372

NON-CASH INVESTING AND FINANCING ACTIVITIES
Current portion of bonds payable	$2,500,000	$10,500,000

Current portion of other payables to related parties (under payables to related parties)	$685,718	$949,841

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$817,530	$1,487,737

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006 AND 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of March 31, 2006 and 2005, the Company had 20,027 and 18,648 employees, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations expected to be due within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements and notes acquired with maturities less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. After initial recognition, the derivatives are remeasured at fair value with the changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is recognized and derecognized using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is a positive amount, the derivative is recognized as a financial asset; when the fair value is a negative amount, the derivative is recognized as a financial liability.

Available-for-Sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. When subsequently measured at fair value, the changes in fair value are excluded from earnings and reported as a separate component of shareholders’ equity. The accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is recognized and derecognized using settlement date accounting.

Cash dividends are recognized as investment income upon resolution of the shareholders of an investee but are accounted for as reductions to the original cost of investment if such dividends are declared on the earnings of the investees attributable to periods prior to the purchase of the investments. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new number of shares. Any difference between the initial carrying amount of a debt security and its amount at maturity is amortized and then recognized in earnings using the effective interest method.

If there is objective evidence that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-Maturity Financial Assets

Debt securities for which the Company has a positive intent and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Earnings or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is recognized and derecognized using settlement date accounting.

If there is objective evidence that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount of the financial asset that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. The Company records a provision for estimated future returns and other allowances in the period the related revenue is recorded. Provisions for estimated sales returns and other allowances are generally made based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for finished goods and work in process. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Period-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Financial Assets Carried at Cost

Investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at original cost, such as non-publicly traded stocks and mutual funds. The costs of funds and non-publicly traded stocks are determined using the weighted-average method. If there is objective evidence that a financial asset is impaired, a loss is recognized. No recording of a subsequent recovery in fair value is allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. When equity investments were made, the difference, if any, between the cost of investment and the Company’s share of the investee’s net equity was previously amortized using the straight-line method over five years and was also recorded in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5 “Long-term Investments in Equity Securities” (SFAS No. 5), investment premiums, representing goodwill, are no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified in an investment, the carrying amount of the investment is reduced, with the related impairment loss charged to current income.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage of equity interest, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share in the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through the subsequent sales of the related products to third parties. Gains or losses on sales from investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties.

Gains or losses on sales between investees accounted for using the equity method are deferred in proportion to the Company’s weighted-average ownership percentages in the investees until realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, translation adjustments will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Idle assets are stated at the lower of net realizable value or book value. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred. Interest expense incurred during the purchase and construction period is also capitalized.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to non-operating gains or losses in the period of sale or disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Goodwill was previously amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised SFAS No. 25 “Business Combinations — Accounting Treatment under Purchase Method” (SFAS No. 25), goodwill is no longer amortized and is assessed for impairment at least on an annual basis. If an event occurs or circumstances change that more likely than not reduce the fair value of the goodwill below its carrying amount, an impairment loss is charged to current income. No recording of a subsequent recovery in fair value of the goodwill is allowed.

Deferred Charges

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies intra-period and inter-period allocations for its income tax, that is, (1) a portion of current period income tax expense is allocated to the cumulative effect of changes in accounting principles; (2) deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

The R.O.C. government enacted the Alternative Minimum Tax Act (“AMT Act”), which became effective on January 1, 2006. The alternative minimum tax (“AMT”) imposed under the AMT Act is a supplemental tax levied at a rate of 10% which is payable if the income tax payable determined pursuant to the Income Tax Law is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most of the income that is exempted from income tax under various laws and statutes. The Company has considered the impact of the AMT Act in the determination of its tax liabilities.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 are accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.

Treasury Stock

The Company’s stock held by its subsidiaries is treated as treasury stock and reclassified from long-term investments accounted using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by the subsidiaries and cash dividends received by the subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of each period, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.

3.	ACCOUNTING CHANGES

On January 1, 2006, the Company adopted the newly released Statements of Financial Accounting Standards No. 34 “Accounting for Financial Instruments” (SFAS No. 34 ) and No. 36 “Disclosure and Presentation for Financial Instruments” and related revisions of previously released SFASs.
a.	Effect of adopting the newly released SFASs and related revisions of previously released SFASs

The Company had properly categorized its financial assets and liabilities upon initial adoption of the newly released SFASs. The adjustments made to the carrying amounts of the financial instruments categorized as financial assets or financial liabilities at fair value through profit or loss were included in the cumulative effect of changes in accounting principles; on the other hand, the adjustments made to the carrying amounts of those categorized as available-for-sale financial assets were recognized as adjustments to shareholders’ equity.

The effect of adopting the newly released SFASs is summarized as follows:

Recognized as
Cumulative
	Effect of	Recognized as
	Changes in	a Separate
	Accounting	Component of
	Principles	Shareholders’
	(Net of Tax)	Equity
Financial assets or liabilities at fair value through profit or loss	$(246,186)	$—
Available-for-sale financial assets	—	—

	$(246,186)	$—

The adoption of the newly released SFASs resulted in a decreased in net income before cumulative effect of changes in accounting principles of NT$295,669 thousand, a decrease in net income of NT$541,855 thousand, and a decrease in after income tax basic earnings per share of NT$0.02, for the three months ended March 31, 2006.

Effective January 1, 2006, the Company adopted the newly revised SFAS No. 5 and SFAS No. 25, which prescribe that investment premiums, representing goodwill, be assessed for impairment at least on an annual basis instead of being amortized. Such change in accounting principle did not have a material effect on the Company’s financial statements as of and for the three months ended March 31, 2006.

b.	Reclassifications

Upon the adoption of SFAS No. 34, certain accounts in the financial statements as of and for the three months ended March 31, 2005 were reclassified to conform with the financial statements as of and for the three months ended March 31, 2006. The previous issued financial statements as of and for the three months ended March 31, 2005 need not be restated.

Certain accounting policies prior to the adoption of the newly released SFASs are summarized as follows:
1)	Short-term investments

Short-term investments that were publicly-traded, easily converted to cash, and not acquired for the purpose of controlling the investees or establishing close business relationship with the investees were carried at the lower of cost or market value at the balance sheet date, with any temporary decline in value charged to current income. The market value of publicly-traded stocks was determined using the average-closing prices for the last month of the period.

2)	Derivative financial instruments

The Company entered into foreign currency forward contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts were recorded in New Taiwan dollars at the current rate of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates were amortized over the terms of the forward contracts using the straight-line method. At the end of each period, the receivables or payables arising from forward contracts were restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to the same forward contracts were netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement was credited or charged to income in the period of settlement.

The Company entered into cross currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount was recorded using the current rates at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates were amortized over the terms of the contracts using the straight-line method. At the end of each period, the receivables or payables arising from cross-currency swap contracts were restated using the prevailing exchange rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party were netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date was recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement was credited or charged to income in the period of settlement.

The Company entered into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. These transactions were accounted for on an accrual basis, in which the cash settlement receivable or payable was recorded as an adjustment to interest income or expense associated with the hedged items.

Certain accounts in the financial statements as of and for the three months ended March 31, 2005 have been reclassified to conform to the classifications prescribed by the newly released and revised SFASs. The reclassifications of the whole or a part of the account balances of certain accounts are summarized as follows:

	Before	After
	Reclassification	Reclassification
Balance sheet

Short-term investments	$51,638,170	$—
Other financial assets	179,131	—
Prepaid expenses and other current assets	123,577	—
Long-term investments accounted for using cost method	779,340	—
Long-term bonds investment	16,503,809	—
Other long-term investments	10,436,600	—
Accrued expenses and other current liabilities	(854,087)	—
Financial assets at fair value through profit or loss	—	302,708
Financial liabilities at fair value through profit or loss	—	(854,087)
Available-for-sale financial assets	—	48,601,822
Held-to-maturity financial assets	—	29,976,757
Financial assets carried at cost	—	779,340

	$78,806,540	$78,806,540

Statement of income

Interest income	$160,076	$—
Foreign exchange gain, net	2,081,847	—
Interest expense	(280,161)	—
Unrealized valuation loss on short-term investments	(257,718)	—
Loss on disposal of investment, net	(64,473)	—
Valuation loss on financial instruments, net	—	(257,718)
Gain on disposal of financial instruments, net	—	1,897,289

	$1,639,571	$1,639,571

4.	CASH AND CASH EQUIVALENTS

	March 31
	2006	2005
Government bonds acquired under repurchase agreements	$61,427,311	$26,670,303
Cash and deposits in banks	48,126,259	33,198,480
Corporate notes	436,220	350,207

	$109,989,790	$60,218,990

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31
	2006	2005
Derivatives — financial assets

Forward contracts	$2,254	$56,781
Cross currency swap contracts	56,291	245,927

	$58,545	$302,708

Derivatives — financial liabilities

Forward contracts	$6,597	$301,914
Cross currency swap contracts	347,617	552,173

	$354,214	$854,087

The Company entered into derivative transactions during the three months ended March 31, 2006 and 2005 to manage exposures related to foreign exchange rate and interest rate fluctuations. The derivative transactions entered into by the Company did not meet the criteria for hedge accounting prescribed by SFAS No. 34. Therefore, effective January 1, 2006, the Company has discontinued hedge accounting.

Outstanding forward contracts as of March 31, 2006 and 2005:

			Contract
			Amount
	Currency	Maturity	(in Thousands)
March 31, 2006

Sell	EUR/US$	April 2006	US$	36,882

March 31, 2005

Sell	US$/NT$	April 2005 to June 2005	US$	708,000
Buy	US$/NT$	April 2005	US$	40,000
Outstanding cross currency swap contracts as of March 31, 2006 and 2005:

	Contract		Range of	Range of
	Amount		Interest Rates	Interest Rates
Maturity Date	(in Thousands)		Paid	Received
March 31, 2006

April 2006 to June 2006	US$	2,311,000	2.91%-5.65%	0.10%-2.04%

March 31, 2005

April 2005 to June 2005	US$	1,395,000	1.28%-3.07%	0.49%-1.15%
The Company did not enter into any interest rate swap contracts during the three months ended March 31, 2006. The Company rescinded all interest rate swap contracts in the first quarter of 2005 before their original maturities. The rescission loss of NT$28,295 thousand has been reclassified and included in the “losses on disposal of financial instrument” account.

Net gains arising from derivative financial instruments for the three months ended March 31, 2006 were NT$558,549 thousand (including realized settlement gains of NT$854,218 thousand and valuation losses of NT$295,669 thousand).

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31
	2006	2005
Bond funds	$19,085,320	$10,667,000
Agency bonds	13,154,575	10,464,473
Corporate bonds	11,961,405	11,003,652
Corporate issued asset — backed securities	10,936,373	12,084,193
Government bonds	4,884,533	3,424,308
Structured time deposits	499,091	—
Corporate notes	97,863	157,612
Money market funds	90,509	677,811
Publicly — traded stocks	6,279	28,267
Commercial papers	—	94,506

	60,715,948	48,601,822
Current portion	(58,815,063)	(48,601,822)

	$1,900,885	$—

The Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of March 31, 2006, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$1,200,000 thousand. The investment portfolios included securities such as agency bonds, corporate bonds, asset-backed securities, government bonds and others. Securities acquired with maturities less than three months from the date of purchase were reclassified as cash equivalents.
As of March 31, 2006, structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying	Range of
	Amount	Amount	Interest Rates	Maturity Date
Step-up callable deposits
Domestic banks	$500,000	$499,091	1.76%	March 2008

The interest rate of the step-up callable deposits is pre-determined by the Company and the banks.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31
	2006	2005
Government bonds	$7,868,330	$11,819,517
Corporate bonds	9,288,167	7,720,640
Structured time deposits	10,641,200	10,436,600

	27,797,697	29,976,757
Current portion	(9,120,093)	(3,036,348)

	$18,677,604	$26,940,409

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
March 31, 2006

Step-up callable deposits
Foreign bank	$3,500,000	$16,881	1.40%-2.01%	June 2007 to March 2009

Callable range accrual deposits
Foreign bank	7,141,200	26,986	(See below)	September 2009 to January 2010

	$10,641,200	$43,867

March 31, 2005

Step-up callable deposits
Domestic banks	$2,000,000	$7,551	2.05%-2.20%	July 2007 to August 2007
Foreign banks	1,500,000	7,988	1.44%-2.47%	July 2006 to July 2007

Callable range accrual deposits
Foreign bank	6,936,600	91,730	(See below)	September 2009 to January 2010

	$10,436,600	$107,269

The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of March 31, 2006 and 2005, the deposits (under both available-for-sale and held-to-maturity financial assets) that resided in banks located in Hong Kong amounted to NT$2,596,800 thousand and NT$2,522,400 thousand, respectively; those resided in banks located in Singapore amounted to NT$649,200 thousand and NT$630,600 thousand, respectively.

8.	INVENTORIES, NET

	March 31
	2006	2005
Finished goods	$3,075,200	$2,844,581
Work in process	12,192,651	10,359,806
Raw materials	1,899,428	896,897
Supplies and spare parts	795,070	684,714

	17,962,349	14,785,998
Allowance for valuation	(1,061,236)	(1,357,013)

	$16,901,113	$13,428,985

9.	FINANCIAL ASSETS CARRIED AT COST

	March 31
	2006	2005
Non-publicly traded stocks	$472,500	$482,500
Funds	340,854	296,840

	$813,354	$779,340

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31
	2006		2005
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
TSMC International Investment Ltd. (TSMC International)	$25,985,340	100	$23,184,094	100
TSMC (Shanghai) Company Limited (TSMC-Shanghai)	9,352,101	100	10,732,322	100
Vanguard International Semiconductor Corporation (VIS)	5,541,044	27	5,698,410	28
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	4,629,413	32	3,364,490	32
TSMC Partners, Ltd. (TSMC Partners)	4,106,947	100	3,871,369	100
TSMC North America (TSMC-North America)	1,826,618	100	556,517	100
Emerging Alliance Fund, L.P. (Emerging Alliance)	1,250,283	99	747,632	99
VentureTech Alliance Fund II, L.P. (VTAF II)	630,569	98	321,035	98
Global UniChip Corporation (GUC)	451,841	45	396,716	47
TSMC Japan K. K. (TSMC-Japan)	94,218	100	97,787	100
Chi Cherng Investment Co., Ltd. (Chi Cherng)	78,197	36	50,629	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	77,470	36	49,879	36
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	23,302	100	23,950	100
VisEra Technologies Company, Ltd. (VisEra)	—	—	62,638	25

	$54,047,343		$49,157,468

For the three months ended March 31, 2006 and 2005, net equity in earnings of NT$2,972,039 thousand and losses of NT$198,178 thousand were recognized from the equity method investees, respectively. The carrying amounts of the investments accounted for using the equity method and the related equity in earnings or losses of equity method investees were determined based on the reviewed financial statements of the investees as of and for the same periods ended as the Company.

In November 2005, the Company transferred all of its shares in VisEra to VisEra Holding Company, an investee of TSMC Partners accounted for using the equity method, due to changes in investment structure.

11.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation consisted of the following:

	March 31
	2006	2005
Buildings	$44,728,744	$37,351,006
Machinery and equipment	323,087,400	273,182,396
Office equipment	5,874,182	4,921,126

	$373,690,326	$315,454,528

There was no capitalized interest for the three months ended March 31, 2006 and 2005.

12.	DEFERRED CHARGES, NET

	March 31
	2006	2005
Technology license fees	$4,670,054	$6,264,489
Software and system design costs	1,446,346	2,050,497
Others	63,070	123,543

	$6,179,470	$8,438,529

13.	BONDS PAYABLE

	March 31
	2006	2005
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2005 and 2007 in two installments, 5.25% and 5.36% interest payable annually, respectively	$4,500,000	$15,000,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000,000	15,000,000

	19,500,000	30,000,000
Current portion	(2,500,000)	(10,500,000)

	$17,000,000	$19,500,000

As of March 31, 2006, future principal repayments for the bonds were as follows:

Year of Repayment	Amount
2007	$7,000,000
2009	8,000,000
2010 and thereafter	4,500,000

$19,500,000

14.	OTHER LONG-TERM PAYABLES

Most of the payables resulted from license arrangements for certain semiconductor-related patents. As of March 31, 2006, future payments for other long-term payables were as follows:

Year of Payment	Amount
2006 (2nd to 4th quarter)	$817,530
2007	454,440
2008	259,680
2009	259,680
2010	259,680
2011 and thereafter	259,680

2,310,690
Current portion (classified under accrued expenses and other current liabilities)	(817,530)

$1,493,160

15.	PENSION PLANS

The Labor Pension Act (the Act) became effective on July 1, 2005 and the pension mechanism under the Act is deemed a defined contribution plan. Employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. Employees who joined the Company after July 1, 2005 can only be subject to the pension mechanism under the Act.

The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month shall not be less than 6% of each employee’s monthly salary. Pursuant to the Act, the Company has made monthly contributions to employees’ pension accounts starting from July 1, 2005, and recognized pension costs of NT$155,470 thousand for the three months ended March 31, 2006.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund). The Fund is administered by the pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Central Trust of China. As of March 31, 2006 and 2005, the balance of the Fund amounted to NT$1,767,611 thousand and NT$1,511,688 thousand, respectively.

16.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and current income tax expense before tax credits was as follows:

	Three Months Ended
	March 31
	2006	2005
Income tax expense based on “income before income tax” at statutory rate (25%)	$8,663,835	$4,066,335
Tax effect of the following:
Tax-exempt income	(3,772,846)	(2,236,484)
Temporary and permanent differences	(84,382)	303,375
Cumulative effect of changes in accounting principles	(82,062)	—

Current income tax expense before tax credits	$4,724,545	$2,133,226

b. Income tax expense (benefit) consisted of the following:

Current income tax expense before tax credits	$4,724,545	$2,133,226
Income tax credits	(2,362,272)	(2,133,226)
Other income tax adjustments	8,833	—
Net change in deferred income tax assets
Investment tax credits	503,405	(2,557,893)
Temporary differences	(1,327,214)	(799,837)
Adjustment in valuation allowance	255,072	2,804,674

Income tax expense (benefit)	$1,802,369	$(553,056)

c.	Net deferred income tax assets consisted of the following:

	March 31
	2006	2005
Current deferred income tax assets
Investment tax credits	$7,276,728	$7,296,000

Noncurrent deferred income tax assets, net
Investment tax credits	$16,085,638	$21,146,477
Temporary differences	644,944	(1,650,698)
Valuation allowances	(9,665,618)	(15,744,720)

	$7,064,964	$3,751,059

d.	Integrated income tax information:

The balance of the imputation credit account as of March 31, 2006 and 2005 was NT$80,472 thousand and zero, respectively.

The expected and actual creditable ratio for distribution of earnings of 2005 and 2004 was 0.08% and 0.11%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may change when the actual distribution of the imputation credits is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of March 31, 2006, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law	Item	Amount	Amount	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$4,052,808	$1,690,536	2007
		10,994,284	10,994,284	2008
		5,343,688	5,343,688	2009
		252,346	252,346	2010

		$20,643,126	$18,280,854

Statute for Upgrading Industries	Research and development expenditures	$1,382,993	$1,382,993	2007
		1,605,567	1,605,567	2008
		1,597,296	1,597,296	2009
		431,669	431,669	2010

		$5,017,525	$5,017,525

Statute for Upgrading Industries	Personnel training	$26,780	$26,780	2007
		37,207	37,207	2008

		$63,987	$63,987

g.	The profits generated from the following expansion and construction projects are exempt from income tax:

Tax-Exemption Period
Expansion of Fab 2 - modules A and B, Fab 3 and Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007
h.	The tax authorities have examined income tax returns of the Company through 2002.
17.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Three Months Ended March 31, 2006
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$2,585,763	$1,029,808	$3,615,571
Labor and health insurance	168,406	81,425	249,831
Pension	141,112	68,183	209,295
Meal	115,836	39,662	155,498
Welfare	48,480	24,345	72,825
Others	51,769	3,614	55,383

	$3,111,366	$1,247,037	$4,358,403

Depreciation	$14,548,962	$818,442	$15,367,404

Amortization	$364,266	$237,773	$602,039

	Three Months Ended March 31, 2005
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$2,029,905	$836,497	$2,866,402
Labor and health insurance	152,768	72,370	225,138
Pension	145,158	68,770	213,928
Meal	98,219	31,140	129,359
Welfare	34,846	20,295	55,141
Others	26,925	5,825	32,750

	$2,487,821	$1,034,897	$3,522,718

Depreciation	$15,164,392	$712,831	$15,877,223

Amortization	$328,014	$448,626	$776,640

18.	SHAREHOLDERS’ EQUITY

The Company has issued a total of 864,194 thousand ADSs which are traded on the NYSE as of March 31, 2006. The number of common shares represented by the ADSs is 4,320,969 thousand shares (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which is limited to a certain percentage of the Company’s paid-in capital.

Capital surplus consisted of the following:

	March 31
	2006	2005
From merger	$24,003,546	$24,003,546
Additional paid-in capital	23,341,345	23,077,544
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	306,868	3,090
From long-term investments	196,129	129,718
Donations	55	55

	$57,208,367	$56,574,377

The Company’s Articles of Incorporation as revised on May 10, 2005 provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and supervisors and bonus to employees of the Company equal to not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors and supervisors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also stipulate that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are recorded in the financial statement in the year of shareholder approval.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial assets, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2005 and 2004 were approved in the Board of Directors’ meeting and the shareholders’ meeting held on February 14, 2006 and May 10, 2005, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2005	Year 2004	Year 2005	Year 2004
Legal capital reserve	$9,357,503	$8,820,201
Special capital reserve	(1,585,685)	2,226,427
Employees’ profit sharing — in cash	3,432,129	3,086,215
Employees’ profit sharing — in stock	3,432,129	3,086,215
Cash dividends to common shareholders	61,825,061	46,504,097	$2.50	$2.00
Stock dividends to common shareholders	3,709,504	11,626,024	0.15	0.50
Bonus to directors and supervisors	257,410	231,466

	$80,428,051	$75,580,645

The Board of Directors also resolved to distribute stock dividends out of capital surplus in the amount of NT$3,709,504 thousand on February 14, 2006.

The amounts of the above appropriation of earnings for 2004 are consistent with those resolved in the meeting of the Board of Directors on February 22, 2005. The appropriation of earnings for 2005 and the stock dividends to be distributed out of capital surplus have not yet been resolved by the shareholders. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings for 2005 and 2004, the after income tax basic earnings per share for the years ended December 31, 2005 and 2004 would have decreased from NT$3.79 to NT$3.50 and NT$3.97 to NT$3.70, respectively.

The shares distributed as a bonus to employees represented 1.39% and 1.33% of the Company’s total outstanding common shares as of December 31, 2005 and 2004, respectively.

The above information about the appropriations of bonus to employees, directors and supervisors is available at Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

19.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans under the 2005 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2005 Plan, the 2003 Plan and the 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the aforementioned Plans that had never been granted or had been granted but subsequently cancelled had expired as of March 31, 2006.

Information about outstanding stock options for the three months ended March 31, 2006 and 2005 was as follows:

		Weighted-
		average
	Number of	Exercise
	Stock Options	Price
	(in Thousands)	(NT$)
Three months ended March 31, 2006

Balance, beginning of period	67,758	42.1
Options exercised	(3,028)	38.8
Options cancelled	(1,117)	46.6

Balance, end of period	63,613	42.2

Three months ended March 31, 2005

Balance, beginning of period	64,367	44.1
Options exercised	(899)	41.2
Options cancelled	(1,688)	44.7

Balance, end of period	61,780	44.1

The numbers of outstanding options and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the Plans.

As of March 31, 2006, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)
$29.9-$42.1	42,459	5.87	$38.72	26,600	$38.1
$47.0-$54.5	21,154	7.58	49.19	300	54.4

	63,613			26,900

No compensation cost was recognized under the intrinsic value method for the three months ended March 31, 2006 and 2005. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the three months ended March 31, 2006 and 2005 would have been as follows:

	Three Months Ended March 31
	2006	2005
Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years

Net income:
Net income as reported	$32,606,786	$ 16,818,397
Pro forma net income	32,577,069	16,798,577

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	1.32	0.68
Pro forma basic EPS	1.32	0.68
Diluted EPS as reported	1.32	0.68
Pro forma diluted EPS	1.32	0.68
20.	TREASURY STOCK

			(Shares in Thousands)
	Beginning			Ending
	Shares	Increase	Disposal	Shares
Three months ended March 31, 2006

Parent company stock held by subsidiaries	32,938	—	—	32,938

Three months ended March 31, 2005

Parent company stock held by subsidiaries	45,521	—	484	45,037

Proceeds from sales of treasury stock for the three months ended March 31, 2005 were NT$26,044 thousand. As of March 31, 2006 and 2005, the book value of the treasury stock were NT$918,075 thousand and NT$1,572,027 thousand, respectively; the market value was NT$2,114,650 thousand and NT$2,336,080 thousand, respectively. The Company’s stocks held by its subsidiaries are treated as treasury stock and the holders are entitled to the rights of shareholders, except that starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to vote in shareholders’ meetings.

21.	EARNINGS PER SHARE

	For the Three Months Ended March 31
	2006		2005
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
Basic EPS (NT$)
Income before cumulative effect of changes in accounting principles	$1.40	$1.33	$0.66	$0.68
Cumulative effect of changes in accounting principles	(0.01)	(0.01)	—	—

Income for the period	$1.39	$1.32	$0.66	$0.68

Diluted EPS (NT$)
Income before cumulative effect of change in accounting principles	$1.40	$1.33	$0.66	$0.68
Cumulative effect of changes in accounting principles	(0.01)	(0.01)	—	—

Income for the period	$1.39	$1.32	$0.66	$0.68

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Three months ended March 31, 2006
Basic EPS
Income available to common shareholders	$34,327,093	$32,606,786	24,699,304	$1.39	$1.32

Effect of dilutive potential common stock — stock options	—	—	21,320

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$34,327,093	$32,606,786	24,720,624	$1.39	$1.32

Three months ended March 31, 2005
Basic EPS
Income available to common shareholders	$16,265,341	$16,818,397	24,675,841	$0.66	$0.68

Effect of dilutive potential common stock — stock options	—	—	8,525

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$16,265,341	$16,818,397	24,684,366	$0.66	$0.68

22.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	March 31
	2006		2005
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Available-for-sale financial assets	$60,715,948	$60,715,948	$48,601,822	$48,601,822
Held-to-maturity financial assets	27,797,697	27,386,028	29,976,757	29,979,070
Long-term investments accounted for using equity method (with market price)	5,541,044	10,378,016	5,698,410	9,705,906

Liabilities

Forward contracts, net	4,343	4,343	245,133	207,356
Cross currency swap contracts, net	291,326	291,326	306,246	331,511
Bonds payable (including current portion)	19,500,000	19,904,420	30,000,000	30,522,754
b.	Methods and assumptions used in the determination of fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable (guarantee) deposits, payables, and payable to contractors and equipment suppliers. The carrying amounts of these financial instruments approximate their fair values.

2)	The aforementioned financial instruments do not include long-term payables either. The fair value was determined using the discounted value of expected cash flows, which approximates their carrying amount.

3)	Fair values of available-for-sale and held-to-maturity financial assets were based on their quoted market price.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair values of derivatives were determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.
c.	Loss recognized for the changes in fair value of derivatives estimated using valuation techniques were NT$295,669 thousand for the three months ended March 31, 2006.

d.	As of March 31, 2006 and 2005, financial assets exposed to fair value interest rate risk were NT$88,565,911 thousand and NT$78,853,020 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$354,214 thousand and NT$854,087 thousand, respectively, and financial assets exposed to cash flow interest rate risk were NT$7,141,200 thousand and NT$6,936,600 thousand, respectively.

e.	The Company recognized an unrealized loss of NT$400,789 thousand in shareholder’s equity for the changes in fair value of available-for-sale financial assets for the three months ended March 31, 2006. The Company also recognized an unrealized gain of NT$433,658 thousand in shareholders’ equity for the changes in available-for-sale financial assets held by equity method investees for the three months ended March 31, 2006.

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets at fair value through profit or loss are mainly used to hedge foreign exchange fluctuations of foreign- currency- denominated assets and liabilities. Therefore, the market risk of derivatives will be offset by the foreign exchange risk of these assets and liabilities. Available-for-sale financial assets held by the Company are mainly fixed interest rate debt instruments. Therefore, the fluctuations in prevailing interest rates would result in changes in fair values of these debt instruments. However, the market risk could not be reasonably estimated due to the complexity of the Company’s investment portfolios.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached the contracts. Contracts with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the foregoing derivative financial instruments are reputable financial institutions, business organizations, and government agencies. Management believes its exposure to default by those parties is low.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlements of derivative financial instruments. Therefore, the cash flow risk is low.
23.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:
a.	Industrial Technology Research Institute (ITRI), the chairman of the Company is one of its supervisors.

b.	Philips, a major shareholder of the Company.

c.	Subsidiaries
TSMC-North America
TSMC-Europe
TSMC-Japan
TSMC-Shanghai
d.	Investees
GUC (with a controlling financial interest)
VIS (accounted for using equity method)
SSMC (accounted for using equity method)
e.	Indirect subsidiaries
WaferTech, LLC (WaferTech)
TSMC Technology, Inc. (TSMC Technology)
f.	Indirect investee

VisEra, originally an investee over which the Company had a controlling interest; beginning in November 2005, VisEra became an indirect investee accounted for using the equity method due to changes in investment structure.

Transactions with the aforementioned parties, excluding those disclosed in other notes, are summarized as follows:

	2006		2005
	Amount	%	Amount	%
For the three months ended March 31

Sales
TSMC-North America	$44,102,519	56	$31,759,070	56
Philips	1,035,524	1	469,031	1
Others	170,866	—	101,362	—

	$45,308,909	57	$32,329,463	57

Purchases
WaferTech	$3,118,957	26	$2,514,006	32
SSMC	1,936,912	16	1,053,623	13
TSMC-Shanghai	996,913	9	73,752	1
VIS	736,971	6	1,013,490	13

	$6,789,753	57	$4,654,871	59

Manufacturing expenses — technical assistance fees Philips (Note 26a)	$188,976	1	$11,391	—

Marketing expenses — commission
TSMC-Japan	$48,686	7	$55,692	20
TSMC-Europe	45,213	7	44,797	16

	$93,899	14	$100,489	36

General and administrative expenses — rental expense
GUC	$4,186	—	$3,976	—

Research and development expenses
GUC	$22,389	1	$1,000	—

Sales of property, plant and equipment
TSMC-Shanghai	$100,423	22	$36,469	30

Non-operating income and gains
SSMC (primarily technical service income, see Note 26e)	$71,952	1	$62,342	2
TSMC-Shanghai	60,776	1	1,394	—
VIS (primarily technical service income, see Note 26h)	49,537	1	32,303	1
VisEra	45,922	1	4,017	—

	$228,187	4	$100,056	3

(Continued)

	2006		2005
	Amount	%	Amount	%
As of March 31

Receivables
TSMC-North America	$20,821,546	98	$13,822,886	98
Philips	321,540	2	179,348	1
Others	105,870	—	77,248	1

	$21,248,956	100	$14,079,482	100

Other receivables
TSMC-North America	$319,449	47	$377,009	14
TSMC-Shanghai	154,400	23	1,553,163	59
SSMC	98,395	14	75,472	3
VisEra	58,445	8	34,296	1
VIS	51,144	8	34,850	1
TSMC Technology	1,839	—	570,601	22
Others	3	—	30	—

	$683,675	100	$2,645,421	100

Payables
WaferTech	$1,076,937	31	$735,306	26
VIS	716,048	20	636,782	22
Philips	685,718	20	1,032,341	36
SSMC	428,357	12	337,355	12
TSMC-Shanghai	361,221	10	48,265	2
Others	244,523	7	73,440	2

	$3,512,804	100	$2,863,489	100

Other long-term payables
Philips (Note 26a)	$1,087,410	100	$1,722,326	100

Deferred credits
TSMC-Shanghai	$633,122	52	$684,423	100
VisEra	170,981	14	—	—

	$804,103	66	$684,423	100

The terms of sales to related parties were not significantly different from those to third parties. For other related party transactions, prices were determined in accordance with related contractual agreements.

The Company deferred the gains (classified under the deferred credits) derived from sales of property, plant and equipment to TSMC-Shanghai and VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.

The Company leased part of its office space from GUC with a quarterly rental of NT$4,186 thousand. The Company also leased certain buildings and facilities to VisEra with a monthly rental of NT$7,684 (classified under the non-operating income and gains).

24.	SIGNIFICANT LONG-TERM LEASES

The Company leases several parcels of land from the Science-Based Industrial Park Administration. These operating leases expire on various dates from March 2008 to December 2020 and can be renewed upon expiration.

As of March 31, 2006, future lease payments were as follows:

Year	Amount
2006 (2nd to 4th quarter)	$193,552
2007	248,185
2008	222,450
2009	213,872
2010	166,803
2011 and thereafter	1,103,708

$2,148,570

25.	SETTLEMENT INCOME

TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175 million over six years to resolve TSMC’s claims.

26.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of March 31, 2006, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, the Company and Philips amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the Company’s annual net sales. The Company and Philips agreed to cross license the patents owned by each party. The Company also obtained through Philips a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992 and 1997 and on January 1, 2002.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of March 31, 2006, the Company had a total of US$98,586 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. The Company and Philips committed to buy specific percentages of the production capacity of SSMC. The Company and Philips are required, in the aggregate, to purchase up to 70% of SSMC’s full capacity, but the Company alone is not required to purchase more than 28% of the annual installed capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

h.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

i.	Amounts available under unused letters of credit as of March 31, 2006 were NT$6,480 thousand.
27.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 8 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

TSMC-Shanghai entered into forward contracts during the three months ended March 31, 2006 to manage exposures related to foreign exchange rate fluctuations.

Outstanding forward contracts as of March 31, 2006:

Contract
Amount
	Currency	Maturity Date	(in Thousands)
Sell	US$/JPY	April 2006	JPY 63,500
Valuation losses arising from forward contracts for the three months ended March 31, 2006 were NT$57 thousand.

k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investment: Please see Table 9 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Note 23.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
FINANCING PROVIDED
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Financing
				Maximum										Company’s
				Balance for the									Financing Limit	Financing
				Period	Ending Balance		Type of		Reasons for				for Each	Amount Limits
			Financial Statement	(US$ in	(US$ in		Financing	Transaction	Short-term	Allowance for	Collateral		Borrowing	(US$ in
No.	Financing Name	Counter-party	Account	Thousands)	Thousands)	Interest Rate	(Note 1)	Amounts	Financing	Bad Debt	Item	Value	Company	Thousands)
1	TSMC International	TSMC Development	Other receivables	$ 1,136,100 ( US$ 35,000 )	$ 1,136,100 ( US$ 35,000 )	1.50%	2	$ —	Operating capital	$ —	-	$ —	N/A	$ 32,069,449 (US$ 987,968) (Note 2)

Note 1:	The type No. 2 represents necessary for short-term financing.

Note 2:	Not exceeding the issued capital of the Company.

Note 3:	Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited
ENDORSEMENT/GUARANTEE PROVIDED
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Ratio of Accumulated
		Counter-party						Amount of Collateral	Maximum
			Nature of	Limits on Each Counter-party’s	Maximum		Value of Collateral	to Net Equity of the	Collateral/Guarantee
	Endorsement/		Relationship	Endorsement/	Balance for the Period	Ending Balance	Property, Plant and	Latest Financial	Amounts Allowable
No.	Guarantee Provider	Name	(Note 2)	Guarantee Amounts	(US$ in Thousands)	(US$ in Thousands)	Equipment	Statement	(Note 1)
0	TSMC	TSMC Development	2	Not exceed 10% of the net worth of the Company, and be also limited to the paid-in capital of the endorsement/guarantee company, unless otherwise approved by Board of Directors.	$ 1,947,600 ( US$ 60,000)	$ 1,947,600 ( US$ 60,000)	$ —	0.41%	$119,483,257

Note 1:	25% of the net worth of the Company as of March 31, 2006.

Note 2:	The No. 2 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
MARCH 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

								Market Value or
				March 31, 2006				Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	Carrying Value		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	(US$ in Thousands)		Ownership	Thousands)		Note
The Company	Government bonds
	Kreditanstal Fur Wiederaufbau	—	Available-for-sale financial assets	—	US$	6,853	N/A	US$	6,853
	United States Treas Nts	—	”	—	US$	112,671	N/A	US$	112,671
	2004 Government Bond Series B	—	”	—		$1,004,783	N/A		$1,004,783
	2004 Government Bond Series E	—	Held-to-maturity financial assets	—		4,200,354	N/A		4,199,286
	2005 Government Bond Series A	—	”	—		2,545,192	N/A		2,547,524
	2004 Kaohsiung Municipal Bond Series A	—	”	—		619,995	N/A		618,140
	2002 Government Bond Series B	—	”	—		353,481	N/A		354,012
	2002 Government Bond Series F	—	”	—		149,308	N/A		149,261

	Bond funds
	NITC Bond Fund	—	Available-for-sale financial assets	20,992		3,418,415	N/A		3,418,415
	ABN AMRO Bond Fund	—	”	158,407		2,362,227	N/A		2,362,227
	Prudential Financial Bond Fund	—	”	103,751		1,500,960	N/A		1,500,960
	Cathay Bond	—	”	122,762		1,401,845	N/A		1,401,845
	NITC Taiwan Bond	—	”	93,312		1,301,437	N/A		1,301,437
	Dresdner Bond DAM Fund	—	”	104,217		1,195,177	N/A		1,195,177
	JF Taiwan Bond Fund	—	”	75,286		1,136,999	N/A		1,136,999
	JF Taiwan First Bond Fund	—	”	77,530		1,078,535	N/A		1,078,535
	ABN AMRO Select Bond Fund	—	”	89,700		1,006,294	N/A		1,006,294
	ABN AMRO Income	—	”	63,947		1,000,751	N/A		1,000,751
	Fuhwa Albatross Fund	—	”	71,619		800,314	N/A		800,314
	Fuh Hwa Bond	—	”	60,642		800,237	N/A		800,237
	Shinkong Chi Shin Bond Fund	—	”	55,063		780,982	N/A		780,982
	HSBC Taiwan Money Management	—	”	40,864		600,978	N/A		600,978
	President James Bond	—	”	39,288		600,169	N/A		600,169
	TIIM High Yield	—	”	8,147		100,000	N/A		100,000
(Continued)

				March 31, 2006
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Stock
	Taiwan Mask Corp.	—	Available-for-sale financial assets	389		$6,279	—		$6,279
	TSMC International	Subsidiary	Investments accounted for using equity method	987,968		25,985,340	100		25,985,340
	VIS	Investee accounted for using equity method	”	437,891		5,541,044	27		10,378,016
	SSMC	Investee accounted for using equity method	”	382		4,629,413	32		4,629,413
	TSMC Partners	Subsidiary	”	300		4,106,947	100		4,106,947
	TSMC-North America	Subsidiary	”	11,000		1,826,618	100		1,826,618
	GUC	Investee with controlling financial interest	”	40,147		451,841	45		473,572
	TSMC-Japan	Subsidiary	”	6		94,218	100		94,218
	TSMC-Europe	Subsidiary	”	—		23,302	100		23,302
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783		193,584	10		298,497
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		194,561
	Hontung Venture Capital Co., Ltd.	—	”	8,392		83,916	10		50,678
	Gobaltop Partner I Venture Capital Corp.	—	”	5,000		50,000	1		33,641
	W.K. Technology Fund IV	—	”	4,000		40,000	2		48,098

	Capital
	TSMC-Shanghai	Subsidiary	Investments accounted for using equity method	—		9,352,101	100		9,352,101
	Emerging Alliance	Subsidiary	”	—		1,250,283	99		1,250,283
	VTAF II	Subsidiary	”	—		630,569	98		630,569
	Chi Cherng	Subsidiary	”	—		78,197	36		536,761	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	Hsin Ruey	Subsidiary	”	—		77,470	36		536,981	Treasury stock of NT$459,511 thousand is deducted from the carrying value
	Corporate bonds
	Abbott Labs	—	Available-for-sale financial assets	—	US$	1,508	N/A	US$	1,508
	Abbott Labs	—	”	—	US$	2,567	N/A	US$	2,567
	Ace Ltd.	—	”	—	US$	1,005	N/A	US$	1,005
	AIG Sunamerica Global Fing Ix	—	”	—	US$	997	N/A	US$	997
	Allstate Life Global Fdg Secd	—	”	—	US$	2,931	N/A	US$	2,931
	Alltel Corp.	—	”	—	US$	596	N/A	US$	596
	American Express Co.	—	”	—	US$	3,422	N/A	US$	3,422
(Continued)

				March 31, 2006				Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	American Gen Fin Corp.	—	Available-for-sale financial assets	—	US$	1,638	N/A	US$	1,638
	American Gen Fin Corp. Mtn	—	”	—	US$	1,005	N/A	US$	1,005
	American Honda Fin Corp. Mtn	—	”	—	US$	802	N/A	US$	802
	American Honda Fin Corp. Mtn	—	”	—	US$	3,068	N/A	US$	3,068
	Ameritech Capital Funding Co.	—	”	—	US$	485	N/A	US$	485
	Amgen Inc.	—	”	—	US$	2,870	N/A	US$	2,870
	Amsouth Bk Birmingham Ala	—	”	—	US$	1,972	N/A	US$	1,972
	Anz Cap Tr I	—	”	—	US$	957	N/A	US$	957
	Associates Corp. North Amer	—	”	—	US$	2,549	N/A	US$	2,549
	Bank New York Inc.	—	”	—	US$	1,477	N/A	US$	1,477
	Bank One Corp.	—	”	—	US$	3,303	N/A	US$	3,303
	Bank Utd Houston Tx Mtbn	—	”	—	US$	534	N/A	US$	534
	Bear Stearns Cos Inc.	—	”	—	US$	3,321	N/A	US$	3,321
	Bear Stearns Cos Inc.	—	”	—	US$	3,616	N/A	US$	3,616
	Beneficial Corp. Mtn Bk Entry	—	”	—	US$	2,308	N/A	US$	2,308
	Berkshire Hathaway Fin Corp.	—	”	—	US$	1,468	N/A	US$	1,468
	Cargill Inc.	—	”	—	US$	2,002	N/A	US$	2,002
	Caterpillar Finl Svcs Mtn	—	”	—	US$	5,730	N/A	US$	5,730
	Chase Manhattan Corp. New	—	”	—	US$	1,524	N/A	US$	1,524
	Chase Manhattan Corp. New		”	—	US$	2,123	N/A	US$	2,123
	Chubb Corp.	—	”	—	US$	2,109	N/A	US$	2,109
	Cit Group Hldgs Inc.	—	”	—	US$	3,032	N/A	US$	3,032
	Citicorp	—	”	—	US$	1,392	N/A	US$	1,392
	Cogentrix Energy Inc.	—	”	—	US$	2,690	N/A	US$	2,690
	Colonial Pipeline Co.	—	”	—	US$	1,518	N/A	US$	1,518
	Corestates Cap Corp.	—	”	—	US$	1,010	N/A	US$	1,010
	Countrywide Fdg Corp. Mtn	—	”	—	US$	2,038	N/A	US$	2,038
	Countrywide Home Lns Inc.	—	”	—	US$	5,006	N/A	US$	5,006
	Credit Suisse Fb USA Inc.	—	”	—	US$	4,012	N/A	US$	4,012
	Credit Suisse Fincl Products	—	”	—	US$	1,508	N/A	US$	1,508
	Credit Suisse First Boston	—	”	—	US$	739	N/A	US$	739
	Credit Suisse First Boston USA	—	”	—	US$	2,149	N/A	US$	2,149
	Daimlerchrysler North Amer	—	”	—	US$	967	N/A	US$	967
	Daimlerchrysler North Amer Hld	—	”	—	US$	752	N/A	US$	752
	Dayton Hudson Corp.	—	”	—	US$	2,029	N/A	US$	2,029
	Deere John Cap Corp.	—	”	—	US$	4,885	N/A	US$	4,885
	Dell Computer Corp.	—	”	—	US$	2,844	N/A	US$	2,844
	Den Danske Bk Aktieselskab	—	”	—	US$	2,053	N/A	US$	2,053
	Diageo Plc	—	”	—	US$	3,405	N/A	US$	3,405
(Continued)

				March 31, 2006				Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	European Invt Bk	—	Available-for-sale	—	US$	3,908	N/A	US$	3,908
			financial assets
	Federal Home Ln Bks	—	”	—	US$	7,937	N/A	US$	7,937
	Fifth Third Bk Cincinnati Oh	—	”	—	US$	2,398	N/A	US$	2,398
	First Data Corp.	—	”	—	US$	2,841	N/A	US$	2,841
	Fleet Boston Corp.	—	”	—	US$	2,666	N/A	US$	2,666
	Fleet Finl Group Inc. New	—	”	—	US$	912	N/A	US$	912
	Fleet Finl Group Inc. New	—	”	—	US$	470	N/A	US$	470
	Fpl Group Cap Inc.	—	”	—	US$	999	N/A	US$	999
	Fpl Group Cap Inc.	—	”	—	US$	843	N/A	US$	843
	Gannett Co Inc.	—	”	—	US$	2,921	N/A	US$	2,921
	General Elec Cap Corp. Mtn	—	”	—	US$	3,846	N/A	US$	3,846
	General Elec Cap Corp. Mtn	—	”	—	US$	8,699	N/A	US$	8,699
	General Re Corp.	—	”	—	US$	3,359	N/A	US$	3,359
	Genworth Finl Inc.	—	”	—	US$	3,418	N/A	US$	3,418
	Goldman Sachs Group Inc.	—	”	—	US$	4,926	N/A	US$	4,926
	Goldman Sachs Group Inc.	—	”	—	US$	3,431	N/A	US$	3,431
	Goldman Sachs Group LP	—	”	—	US$	1,517	N/A	US$	1,517
	Greenpoint Finl Corp.	—	”	—	US$	954	N/A	US$	954
	Gte Corp.	—	”	—	US$	2,032	N/A	US$	2,032
	Hancock John Global Fdg II Mtn	—	”	—	US$	3,490	N/A	US$	3,490
	Hancock John Global Fdg Mtn	—	”	—	US$	963	N/A	US$	963
	Hartford Finl Svcs Group Inc.	—	”	—	US$	299	N/A	US$	299
	Hartford Finl Svcs Group Inc.	—	”	—	US$	1,352	N/A	US$	1,352
	Hbos Plc Medium Term Sr Nts	—	”	—	US$	3,171	N/A	US$	3,171
	Hbos Plc Meduim Term Sr Nts	—	”	—	US$	2,925	N/A	US$	2,925
	Heller Finl Inc.	—	”	—	US$	1,948	N/A	US$	1,948
	Hershey Foods Corp.	—	”	—	US$	1,523	N/A	US$	1,523
	Hewlett Packard Co.	—	”	—	US$	3,188	N/A	US$	3,188
	Honeywell Inc.	—	”	—	US$	3,052	N/A	US$	3,052
	Household Fin Corp.	—	”	—	US$	2,866	N/A	US$	2,866
	Household Fin Corp.	—	”	—	US$	507	N/A	US$	507
	Household Intl Inc.	—	”	—	US$	2,864	N/A	US$	2,864
	HSBC Fin Corp. Mtn	—	”	—	US$	5,055	N/A	US$	5,055
	HSBC USA Inc. New	—	”	—	US$	1,082	N/A	US$	1,082
	Huntington Natl Bk Columbus Oh	—	”	—	US$	2,961	N/A	US$	2,961
	ING Bank	—	”	—	US$	2,008	N/A	US$	2,008
	ING Sec Life Instl Fdg	—	”	—	US$	2,454	N/A	US$	2,454
	International Business Machs	—	”	—	US$	2,196	N/A	US$	2,196
	Intl Lease Fin Corp. Mtn	—	”	—	US$	2,907	N/A	US$	2,907
(Continued)

				March 31, 2006
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Intl Lease Fin Corp. Mtn	—	Available-for-sale financial assets	—	US$	2,462	N/A	US$	2,462
	Intl Lease Fin Corp. Mtn	—	”	—	US$	1,974	N/A	US$	1,974
	JP Morgan Chase + Co.	—	”	—	US$	3,311	N/A	US$	3,311
	Jackson Natl Life Global Fdg	—	”	—	US$	1,001	N/A	US$	1,001
	Key Bk Na Med Term Nts Bk Entr	—	”	—	US$	4,377	N/A	US$	4,377
	Keycorp Mtn Book Entry	—	”	—	US$	2,995	N/A	US$	2,995
	Kraft Foods Inc.	—	”	—	US$	748	N/A	US$	748
	Kraft Foods Inc.	—	”	—	US$	1,000	N/A	US$	1,000
	Lehman Brothers Hldgs Inc.	—	”	—	US$	1,611	N/A	US$	1,611
	Lehman Brothers Hldgs Inc.	—	”	—	US$	482	N/A	US$	482
	Lehman Brothers Hldgs Inc.	—	”	—	US$	1,087	N/A	US$	1,087
	Lincoln Natl Corp. In	—	”	—	US$	500	N/A	US$	500
	Merita Bk Ltd. Ny Brh	—	”	—	US$	508	N/A	US$	508
	Merrill Lynch + Co. Inc.	—	”	—	US$	3,412	N/A	US$	3,412
	Merrill Lynch + Co. Inc.	—	”	—	US$	1,974	N/A	US$	1,974
	Merrill Lynch + Co. Inc.	—	”	—	US$	4,843	N/A	US$	4,843
	Metropolitan Life Global Mtn	—	”	—	US$	1,888	N/A	US$	1,888
	Monumental Global Fdg II	—	”	—	US$	1,455	N/A	US$	1,455
	Monumental Global Fdg II 2002A	—	”	—	US$	1,000	N/A	US$	1,000
	Morgan Stanley	—	”	—	US$	2,106	N/A	US$	2,106
	Morgan Stanley Group Inc.	—	”	—	US$	4,403	N/A	US$	4,403
	National City Corp.	—	”	—	US$	3,362	N/A	US$	3,362
	National Westminster Bk Plc	—	”	—	US$	1,345	N/A	US$	1,345
	Nationwide Bldg Soc	—	”	—	US$	3,469	N/A	US$	3,469
	Nationwide Bldg Soc Mtn	—	”	—	US$	3,002	N/A	US$	3,002
	Nationwide Life Global Mtn	—	”	—	US$	1,459	N/A	US$	1,459
	Nucor Corp.	—	”	—	US$	2,532	N/A	US$	2,532
	Pepsico Inc. Mtn Book Entry	—	”	—	US$	3,642	N/A	US$	3,642
	Pnc Fdg Corp.	—	”	—	US$	1,019	N/A	US$	1,019
	Popular North Amer Inc. Mtn	—	”	—	US$	2,919	N/A	US$	2,919
	Praxair l Inc.	—	”	—	US$	3,165	N/A	US$	3,165
	Premark Intl Inc.	—	”	—	US$	2,749	N/A	US$	2,749
	Pricoa Global Fdg 1 Mtn	—	”	—	US$	3,503	N/A	US$	3,503
	Protective Life Secd Trs	—	”	—	US$	2,879	N/A	US$	2,879
	Prudential Ins Co. Amer	—	”	—	US$	2,510	N/A	US$	2,510
	Prudential Ins Co. Amer	—	”	—	US$	2,673	N/A	US$	2,673
	Public Svc Elec Gas Co.	—	”	—	US$	3,159	N/A	US$	3,159
	Regions Finl Corp. New	—	”	—	US$	2,356	N/A	US$	2,356
	Reinsurance Group Amer Inc.	—	”	—	US$	2,000	N/A	US$	2,000
(Continued)

				March 31, 2006
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Royal Bk Scotland Group Plc	—	Available-for-sale financial assets	—	US$	1,480	N/A	US$	1,480
	Safeco Corp.	—	”	—	US$	723	N/A	US$	723
	Sara Lee Corp.	—	”	—	US$	1,511	N/A	US$	1,511
	Sbc Communications Inc.	—	”	—	US$	1,026	N/A	US$	1,026
	Sbc Communications Inc.	—	”	—	US$	690	N/A	US$	690
	Sbc Communications Inc.	—	”	—	US$	3,502	N/A	US$	3,502
	Scotland Intl Fin B V 144a	—	”	—	US$	1,429	N/A	US$	1,429
	Slm Corp.	—	”	—	US$	496	N/A	US$	496
	Slm Corp. Medium Term Nts	—	”	—	US$	8,902	N/A	US$	8,902
	Sp Powerassests Ltd. Global	—	”	—	US$	964	N/A	US$	964
	St Paul Cos Inc. Mtn Bk Ent	—	”	—	US$	2,558	N/A	US$	2,558
	Suntrust Bks Inc.	—	”	—	US$	1,006	N/A	US$	1,006
	Swedbank Sparbanken Svenge Ab	—	”	—	US$	1,012	N/A	US$	1,012
	Tiaa Global Mkts Inc.	—	”	—	US$	499	N/A	US$	499
	Tribune Co. Med Trm Nts	—	”	—	US$	2,799	N/A	US$	2,799
	Unitedhealth Group Inc.	—	”	—	US$	3,001	N/A	US$	3,001
	US Bk Natl Assn Cincinnati Oh	—	”	—	US$	2,682	N/A	US$	2,682
	Virginia Elec + Pwr Co.	—	”	—	US$	2,673	N/A	US$	2,673
	Vodafone Group Plc New	—	”	—	US$	2,485	N/A	US$	2,485
	Wal Mart Cda Venture Corp.	—	”	—	US$	3,501	N/A	US$	3,501
	Washington Mut Fin Corp.	—	”	—	US$	1,002	N/A	US$	1,002
	Washington Mut Inc.	—	”	—	US$	4,514	N/A	US$	4,514
	Washington Post Co.	—	”	—	US$	3,002	N/A	US$	3,002
	Wells Fargo + Co. New	—	”	—	US$	6,058	N/A	US$	6,058
	Westfield Cap Corp. Ltd.	—	”	—	US$	2,008	N/A	US$	2,008
	Wps Resources Corp.	—	”	—	US$	1,055	N/A	US$	1,055
	Formosa Petrochemical Corporation	—	”	—		$397,011	N/A		$397,011
	Formosa Petrochemical Corporation	—	Held-to-maturity financial assets	—		792,523	N/A		792,554
	Taiwan Power Company	—	”	—		3,727,453	N/A		3,727,975
	Nan Ya Plastics Corporation	—	”	—		2,148,971	N/A		2,148,896
	Chinese Petroleum Corporation	—	”	—		1,104,103	N/A		1,103,896
	China Steel Corporation	—	”	—		1,006,620	N/A		1,006,520
	Far Eastone Telecommunications Co. Ltd.	—	”	—		299,994	N/A		299,992
	Formosa Plastics Corporation	—	”	—		137,328	N/A		137,433
	Formosa Chemicals & Fiber Corporation	—	”	—		71,176	N/A		69,791
(Continued)

				March 31, 2006
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Agency bonds
	Fed Hm Ln Pc Pool 1H2520	—	Available-for-sale	—	US$	3,585	N/A	US$	3,585
			financial assets
	Fed Hm Ln Pc Pool 1H2524	—	”	—	US$	2,742	N/A	US$	2,742
	Fed Hm Ln Pc Pool 781959	—	”		US$	6,964	N/A	US$	6,964
	Fed Hm Ln Pc Pool E89857	—	”	—	US$	1,842	N/A	US$	1,842
	Fed Hm Ln Pc Pool G11295	—	”	—	US$	1,595	N/A	US$	1,595
	Fed Hm Ln Pc Pool M80855	—	”		US$	3,730	N/A	US$	3,730
	Federal Home Ln Mtg	—	”		US$	3,638	N/A	US$	3,638
	Federal Home Ln Mtg Corp.	—	”	—	US$	441	N/A	US$	441
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,097	N/A	US$	3,097
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,928	N/A	US$	3,928
	Federal Home Ln Mtg Corp.	—	”	—	US$	5,612	N/A	US$	5,612
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,926	N/A	US$	4,926
	Federal Home Ln Mtg Corp.	—	”	—	US$	2,743	N/A	US$	2,743
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,318	N/A	US$	4,318
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,897	N/A	US$	3,897
	Federal Home Ln Mtg Corp.	—	”	—	US$	1,470	N/A	US$	1,470
	Federal Home Ln Mtg Corp.	—	”		US$	9,549	N/A	US$	9,549
	Federal Home Ln Mtg Corp.	—	”	—	US$	4,528	N/A	US$	4,528
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,552	N/A	US$	3,552
	Federal Home Ln Mtg Corp.	—	”	—	US$	5,376	N/A	US$	5,376
	Federal Natl Mtg Assn	—	”	—	US$	3,431	N/A	US$	3,431
	Federal Natl Mtg Assn	—	”	—	US$	1,473	N/A	US$	1,473
	Federal Natl Mtg Assn	—	”	—	US$	3,969	N/A	US$	3,969
	Federal Natl Mtg Assn	—	”	—	US$	3,641	N/A	US$	3,641
	Federal Natl Mtg Assn	—	”	—	US$	1,351	N/A	US$	1,351
	Federal Natl Mtg Assn Gtd	—	”	—	US$	2,512	N/A	US$	2,512
	Federal Natl Mtg Assn Gtd	—	”	—	US$	3,281	N/A	US$	3,281
	Fnma Pool 254507	—	”	—	US$	2,052	N/A	US$	2,052
	Fnma Pool 254834	—	”	—	US$	1,621	N/A	US$	1,621
	Fnma Pool 255883	—	”	—	US$	3,649	N/A	US$	3,649
	Fnma Pool 685116	—	”	—	US$	747	N/A	US$	747
	Fnma Pool 687863	—	”	—	US$	3,378	N/A	US$	3,378
	Fnma Pool 696485	—	”	—	US$	3,814	N/A	US$	3,814
	Fnma Pool 725095	—	”	—	US$	1,404	N/A	US$	1,404
	Fnma Pool 730033	—	”	—	US$	1,689	N/A	US$	1,689
	Fnma Pool 740934	—	”	—	US$	1,609	N/A	US$	1,609
	Fnma Pool 790828	—	”	—	US$	3,222	N/A	US$	3,222
(Continued)

				March 31, 2006
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Fnma Pool 793025	—	Available-for-sale	—	US$	3,061	N/A	US$	3,061
			financial assets
	Fnma Pool 793932	—	”	—	US$	682	N/A	US$	682
	Fnma Pool 794040	—	”	—	US$	890	N/A	US$	890
	Fnma Pool 795548	—	”	—	US$	544	N/A	US$	544
	Fnma Pool 806642	—	”	—	US$	1,487	N/A	US$	1,487
	Fnma Pool 815626	—	”	—	US$	3,496	N/A	US$	3,496
	Fnma Pool 816594	—	”	—	US$	2,458	N/A	US$	2,458
	Fnma Pool 825395	—	”	—	US$	3,104	N/A	US$	3,104
	Fnma Pool 825398	—	”	—	US$	4,699	N/A	US$	4,699
	Fnma Pool 841069	—	”	—	US$	3,463	N/A	US$	3,463
	Fnma Pool 879906	—	”	—	US$	1,938	N/A	US$	1,938
	Gnma II Pool 081150	—	”	—	US$	751	N/A	US$	751
	Gnma II Pool 081153	—	”	—	US$	2,649	N/A	US$	2,649
	Federal Farm Cr Bks	—	”	—	US$	3,926	N/A	US$	3,926
	Federal Home Ln Bank	—	”	—	US$	3,946	N/A	US$	3,946
	Federal Home Ln Bks	—	”	—	US$	2,498	N/A	US$	2,498
	Federal Home Ln Bks	—	”	—	US$	3,943	N/A	US$	3,943
	Federal Home Ln Bks	—	”	—	US$	4,987	N/A	US$	4,987
	Federal Home Ln Bks	—	”	—	US$	2,957	N/A	US$	2,957
	Federal Home Ln Bks	—	”	—	US$	4,905	N/A	US$	4,905
	Federal Home Ln Bks	—	”	—	US$	3,963	N/A	US$	3,963
	Federal Home Ln Bks	—	”	—	US$	4,110	N/A	US$	4,110
	Federal Home Ln Bks	—	”	—	US$	4,859	N/A	US$	4,859
	Federal Home Ln Bks	—	”	—	US$	8,619	N/A	US$	8,619
	Federal Home Ln Bks	—	”	—	US$	4,937	N/A	US$	4,937
	Federal Home Ln Bks	—	”	—	US$	4,785	N/A	US$	4,785
	Federal Home Ln Bks	—	”	—	US$	7,940	N/A	US$	7,940
	Federal Home Ln Bks	—	”	—	US$	7,488	N/A	US$	7,488
	Federal Home Ln Bks	—	”	—	US$	2,966	N/A	US$	2,966
	Federal Home Ln Bks	—	”	—	US$	6,054	N/A	US$	6,054
	Federal Home Ln Bks	—	”	—	US$	12,186	N/A	US$	12,186
	Federal Home Ln Bks	—	”	—	US$	3,939	N/A	US$	3,939
	Federal Home Ln Bks	—	”	—	US$	7,754	N/A	US$	7,754
	Federal Home Ln Bks	—	”	—	US$	19,788	N/A	US$	19,788
	Federal Home Ln Bks	—	”	—	US$	6,853	N/A	US$	6,853
	Federal Home Ln Bks	—	”	—	US$	5,839	N/A	US$	5,839
	Federal Home Ln Bks	—	”	—	US$	8,980	N/A	US$	8,980
	Federal Home Ln Bks	—	”	—	US$	3,295	N/A	US$	3,295
	Federal Home Ln Bks	—	”	—	US$	2,397	N/A	US$	2,397
	Federal Home Ln Mtg Corp.	—	”	—	US$	3,425	N/A	US$	3,425
(Continued)

				March 31, 2006
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Federal Home Ln Mtg Corp.	—	Available-for-sale	—	US$	9,765	N/A	US$	9,765
			financial assets
	Federal Home Ln Mtg Corp.	—	”	—	US$	6,940	N/A	US$	6,940
	Federal Home Ln Mtg Corp.	—	”	—	US$	5,906	N/A	US$	5,906
	Federal Home Ln Mtg Corp.	—	”	—	US$	9,961	N/A	US$	9,961
	Federal Home Ln Mtg Corp. Mtn	—	”	—	US$	4,891	N/A	US$	4,891
	Federal Home Loan Bank	—	”	—	US$	3,451	N/A	US$	3,451
	Federal Home Loan Mtg Assn	—	”	—	US$	4,872	N/A	US$	4,872
	Federal Home Loan Mtg Corp.	—	”	—	US$	4,901	N/A	US$	4,901
	Federal Natl Mtg Assn	—	”	—	US$	4,903	N/A	US$	4,903
	Federal Natl Mtg Assn	—	”	—	US$	4,309	N/A	US$	4,309
	Federal Natl Mtg Assn	—	”	—	US$	5,858	N/A	US$	5,858
	Federal Natl Mtg Assn	—	”	—	US$	7,799	N/A	US$	7,799
	Federal Natl Mtg Assn	—	”	—	US$	4,117	N/A	US$	4,117
	Federal Natl Mtg Assn Mtn	—	”	—	US$	2,873	N/A	US$	2,873
	Federal Natl Mtg Assn Mtn	—	”	—	US$	2,854	N/A	US$	2,854
	Federal Natl Mtg Assn Mtn	—	”	—	US$	5,596	N/A	US$	5,596
	Freddie Mac	—	”	—	US$	9,325	N/A	US$	9,325
	Corporate issued asset-backed securities
	American Home Mtg Invt Tr	—	Available-for-sale	—	US$	323	N/A	US$	323
			financial assets
	Americredit Automobile Rec Tr	—	”	—	US$	841	N/A	US$	841
	Americredit Automobile Rec Tr	—	”	—	US$	1,978	N/A	US$	1,978
	Americredit Automobile Receiva	—	”	—	US$	4,951	N/A	US$	4,951
	Americredit Automobile Receivb	—	”	—	US$	4,703	N/A	US$	4,703
	Atlantic City Elc Trns Fdg LLC	—	”	—	US$	605	N/A	US$	605
	Banc Amer Coml Mtg Inc.	—	”	—	US$	3,569	N/A	US$	3,569
	Banc Amer Mtg Secs Inc.	—	”	—	US$	3,173	N/A	US$	3,173
	Bank Of Amer Lease Equip Tr	—	”	—	US$	2,386	N/A	US$	2,386
	Bear Stearns Alt A Tr	—	”	—	US$	872	N/A	US$	872
	Bear Stearns Arm Tr	—	”	—	US$	3,744	N/A	US$	3,744
	Bear Stearns Arm Tr	—	”	—	US$	1,925	N/A	US$	1,925
	Bear Stearns Coml Mtg Secs Inc.	—	”	—	US$	6,363	N/A	US$	6,363
	California Infrastructure Dev	—	”	—	US$	490	N/A	US$	490
	Capital Auto Receivables Asset	—	”	—	US$	3,239	N/A	US$	3,239
	Capital One Auto Fin Tr	—	”	—	US$	2,604	N/A	US$	2,604
	Capital One Auto Fin Tr	—	”	—	US$	2,971	N/A	US$	2,971
	Capital One Multi Asset Execut	—	”	—	US$	4,827	N/A	US$	4,827
	Capital One Multi Asset Execut	—	”	—	US$	3,916	N/A	US$	3,916
(Continued)

				March 31, 2006
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Capital One Multi Asset Execut	—	Available-for-sale	—	US$	2,947	N/A	US$	2,947
			financial assets
	Capital One Prime Auto Receiv	—	”	—	US$	2,771	N/A	US$	2,771
	Caterpillar Finl Asset Tr	—	”	—	US$	3,551	N/A	US$	3,551
	Caterpillar Finl Asset Tr	—	”	—	US$	8,083	N/A	US$	8,083
	Cendant Rent Car Fdg Aesop LLC	—	”	—	US$	9,204	N/A	US$	9,204
	Centex Home Equity Ln Tr	—	”	—	US$	2,260	N/A	US$	2,260
	Cit Equip Coll Tr	—	”	—	US$	4,053	N/A	US$	4,053
	Citibank Cr Card Issuance Tr	—	”	—	US$	9,734	N/A	US$	9,734
	Citicorp Mtg Secs	—	”	—	US$	892	N/A	US$	892
	Cnh Equip Tr	—	”	—	US$	4,905	N/A	US$	4,905
	Credit Suisse First Boston Mtg	—	”	—	US$	1,152	N/A	US$	1,152
	Credit Suisse First Boston Mtg	—	”	—	US$	806	N/A	US$	806
	Credit Suisse First Boston Mtg	—	”	—	US$	3,739	N/A	US$	3,739
	Cwabs Inc.	—	”	—	US$	508	N/A	US$	508
	Cwabs Inc.	—	”	—	US$	1,627	N/A	US$	1,627
	Cwabs Inc.	—	”	—	US$	3,429	N/A	US$	3,429
	Cwalt Inc.	—	”	—	US$	654	N/A	US$	654
	Cwmbs Inc.	—	”	—	US$	1,140	N/A	US$	1,140
	Daimlerchrysler Auto Tr	—	”	—	US$	572	N/A	US$	572
	Daimlerchrysler Auto Tr	—	”	—	US$	3,780	N/A	US$	3,780
	Deere John Owner Tr	—	”	—	US$	2,436	N/A	US$	2,436
	Drive Auto Receivables Tr	—	”	—	US$	3,189	N/A	US$	3,189
	Fifth Third Auto Tr	—	”	—	US$	2,470	N/A	US$	2,470
	First Horizon Abs Tr	—	”	—	US$	840	N/A	US$	840
	First Union Lehman Bros Mtg Tr	—	”	—	US$	2,506	N/A	US$	2,506
	Ford Cr Auto Owner Tr	—	”	—	US$	8,495	N/A	US$	8,495
	Granite Mtgs Plc	—	”	—	US$	3,394	N/A	US$	3,394
	Gs Auto Ln Tr	—	”	—	US$	1,327	N/A	US$	1,327
	Gs Mtg Secs Corp.	—	”	—	US$	4,150	N/A	US$	4,150
	Harley Davidson Motorcycle Tr	—	”	—	US$	1,156	N/A	US$	1,156
	Harley Davidson Motorcycle Tr	—	”	—	US$	5,769	N/A	US$	5,769
	Hertz Vehicle Financing LLC	—	”	—	US$	5,297	N/A	US$	5,297
	Holmes Fing No 8 Plc	—	”	—	US$	5,002	N/A	US$	5,002
	Household Automotive Tr	—	”	—	US$	4,647	N/A	US$	4,647
	Hsbc Automotive Tr	—	”	—	US$	2,968	N/A	US$	2,968
	Hyundai Auto Receivables Tr	—	”	—	US$	6,322	N/A	US$	6,322
	Hyundai Auto Receivables Tr	—	”	—	US$	3,190	N/A	US$	3,190
	Hyundai Auto Receivables Tr	—	”	—	US$	3,898	N/A	US$	3,898
	Impac Cmb Tr	—	”	—	US$	568	N/A	US$	568
(Continued)

				March 31, 2006
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Impac Cmb Tr	—	Available-for-sale	—	US$	447	N/A	US$	447
			financial assets
	Impac Secd Assets Corp.	—	”	—	US$	455	N/A	US$	455
	Lb Ubs Coml Mtg Tr	—	”	—	US$	3,850	N/A	US$	3,850
	Long Beach Accep Auto Receivab	—	”	—	US$	2,462	N/A	US$	2,462
	Massachusetts Rrb Spl Purp Tr	—	”	—	US$	3,823	N/A	US$	3,823
	Mastr Asset Backed Secs Tr	—	”	—	US$	3,503	N/A	US$	3,503
	Mbna Master Cr Card Tr II	—	”	—	US$	7,667	N/A	US$	7,667
	Monumentl Global Fdg II	—	”	—	US$	1,002	N/A	US$	1,002
	National City Auto Receivables	—	”	—	US$	688	N/A	US$	688
	Navistar Finl 2003 A Owner Tr	—	”	—	US$	4,870	N/A	US$	4,870
	Nissan Auto Receivables	—	”	—	US$	1,982	N/A	US$	1,982
	Onyx Accep Owner Tr	—	”	—	US$	4,865	N/A	US$	4,865
	Pg+E Energy Recovery Fdg LLC	—	”	—	US$	4,640	N/A	US$	4,640
	Providian Gateway Owner Tr	—	”	—	US$	3,903	N/A	US$	3,903
	Providian Gateway Owner Tr	—	”	—	US$	2,206	N/A	US$	2,206
	Reliant Energy Transition Bd	—	”	—	US$	3,995	N/A	US$	3,995
	Residential Asset Mtg Prods	—	”	—	US$	2,733	N/A	US$	2,733
	Residential Asset Sec Mtg Pass	—	”	—	US$	2,942	N/A	US$	2,942
	Residential Asset Sec Mtg Pass	—	”	—	US$	3,690	N/A	US$	3,690
	Residential Fdg Mtg Secs I Inc.	—	”	—	US$	2,348	N/A	US$	2,348
	Residential Fdg Mtg Secs I Inc.	—	”	—	US$	4,551	N/A	US$	4,551
	Revolving Home Equity Ln Tr	—	”	—	US$	2,653	N/A	US$	2,653
	Sequoia Mtg Tr	—	”	—	US$	885	N/A	US$	885
	Sequoia Mtg Tr	—	”	—	US$	1,239	N/A	US$	1,239
	Sequoia Mtg Tr	—	”	—	US$	996	N/A	US$	996
	Structured Adj Rate Mtg Ln Tr	—	”	—	US$	642	N/A	US$	642
	Structured Adj Rate Mtg Ln Tr	—	”	—	US$	1,822	N/A	US$	1,822
	Structured Asset Invt Ln Tr	—	”	—	US$	565	N/A	US$	565
	Terwin Mtg Tr	—	”	—	US$	4,018	N/A	US$	4,018
	Toyota Auto Receivables 2003 B	—	”	—	US$	4,887	N/A	US$	4,887
	Triad Auto Receivables Tr	—	”	—	US$	2,668	N/A	US$	2,668
	TW Hotel Fdg 2005 LLC	—	”	—	US$	4,097	N/A	US$	4,097
	Txu Elec Delivery Transition	—	”	—	US$	2,992	N/A	US$	2,992
	Usaa Auto Owner Tr	—	”	—	US$	3,681	N/A	US$	3,681
	Wachovia Auto Owner Tr	—	”	—	US$	3,862	N/A	US$	3,862
	Washington Mut Mtg Secs Corp.	—	”	—	US$	3,752	N/A	US$	3,752
	Wells Fargo Finl Auto Owner Tr	—	”	—	US$	5,236	N/A	US$	5,236
	Wells Fargo Mtg Bacjed Secs	—	”	—	US$	807	N/A	US$	807
	Wells Fargo Mtg Bkd Secs	—	”	—	US$	3,384	N/A	US$	3,384
(Continued)

				March 31, 2006
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Wells Fargo Mtg Bkd Secs	—	Available-for-sale financial assets	—	US$	3,650	N/A	US$	3,650

	WFS Financial Owner Trust	—	"	—	US$	3,357	N/A	US$	3,357
	WFS Finl	—	"	—	US$	1,104	N/A	US$	1,104
	WFS Finl 2004 2 Owner Tr	—	"	—	US$	4,884	N/A	US$	4,884
	WFS Finl 2004 4 Owner Tr	—	"	—	US$	5,319	N/A	US$	5,319
	WFS Finl 2005 2 Oner Tr	—	"	—	US$	2,214	N/A	US$	2,214
	Whole Auto Ln Tr	—	"	—	US$	1,971	N/A	US$	1,971
	Whole Auto Ln Tr	—	"	—	US$	3,946	N/A	US$	3,946
	Whole Auto Ln Tr	—	"	—	US$	2,921	N/A	US$	2,921
	World Omni Auto Receivables Tr	—	"	—	US$	5,834	N/A	US$	5,834

	Corporate issued notes
	Canadian Imperial BK	—	Available-for-sale financial assets	—	US$	3,015	N/A	US$	3,015

	Money market funds
	SSGA Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	2,788	N/A	US$	2,788

	Funds
	Horizon Venture Fund I, L.P.	—	Financial assets carried at cost	—		$280,179	N/A		$280,179

	Crimson Asia Capital Ltd., L.P.	—	"	—		60,675	N/A		60,675

Chi Cherng	TSMC stock	Parent company	Available-for-sale financial assets	16,454		1,056,335	—		1,056,335

Hsin Ruey	TSMC stock	Parent company	Available-for-sale financial assets	16,484		1,058,315	—		1,058,315

TSMC International	Stock
	TSMC Development	Subsidiary	Investments accounted for using equity method	1	US$	604,354	100	US$	604,354

	TSMC Technology	Subsidiary	"	1	US$	5,677	100	US$	5,677
	InveStar	Subsidiary	"	18,505	US$	62,743	97	US$	62,743
	InveStar II	Subsidiary	"	51,300	US$	51,521	97	US$	51,521

TSMC Development	WaferTech stock	Subsidiary	Investments accounted for using equity method	—	US$	391,196	99	US$	391,196
(Continued)

				March 31, 2006
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
InveStar	Common stock
	Monolithic Power Systems, Inc.	—	Financial assets at fair value through profit or loss	1,975	US$	36,808	7	US$	36,808

	RichTek Technology Corp.	—	"	515	US$	3,420	—	US$	3,420
	Advanced Power Electronics Corp.	—	"	449	US$	526	2	US$	526
	Broadtek Electronics Corp.	—	"	29	US$	10	—	US$	10
	Global Testing Corp.	—	"	58,044	US$	11,120	8	US$	11,120
	Signia Technologies, Inc.	—	Financial assets carried at cost	701	US$	55	3	US$	55
	Capella Microsystems (Taiwan), Inc.	—	"	530	US$	154	3	US$	154
	Advanced Power Electronics Corp.	—	Available-for-sale financial assets	674	US$	789	2	US$	789
	Broadtek Electronics Corp.	—	"	116	US$	42	—	US$	42
	RichTek Technology Corp.	—	"	421	US$	2,796	—	US$	2,796

	Preferred stock
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	1,831	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	"	1,008	US$	494	1	US$	494
	Memsic, Inc.	—	"	2,727	US$	1,500	10	US$	1,500
	NanoAmp Solutions, Inc.	—	"	541	US$	853	2	US$	853
	Sensory, Inc.	—	"	1,404	US$	125	6	US$	125
	Sonics, Inc.	—	"	2,686	US$	3,530	3	US$	3,530

InveStar II	Common stock
	Advanced Analogic Technology, Inc.	—	Financial assets at fair value through profit or loss	434	US$	4,942	1	US$	4,942

	eChannelOpen Holding, Inc.	—
			Financial assets carried at cost	358	US$	251	4	US$	251

	eLCOS Microdisplay Technology, Ltd.	—	"	270	US$	27	1	US$	27
	EoNEX Technologies, Inc.	—	"	55	US$	3,048	5	US$	3,048
	Monolithic Power Systems, Inc.	—

			Financial assets at fair value through profit or loss	864	US$	16,114	3	US$	16,114
	GeoVision, Inc.	—	"	126	US$	461	1	US$	461
	RichTek Technology Corp.	—	"	296	US$	1,968	—	US$	1,968
	Signia Technologies, Inc.	—

			Financial assets carried at cost	351	US$	27	1	US$	27
	Ralink Technology (Taiwan), Inc.	—	"	1,833	US$	791	3	US$	791
	Capella Microsystems (Taiwan), Inc.	—	"	419	US$	122	2	US$	122
	Auden Technology MFG. Co., Ltd.	—	"	953	US$	410	4	US$	410
(Continued)

				March 31, 2006
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Conwise Technology Corporation, Ltd.	—	Financial assets carried at cost	2,800	US$	204	9	US$	204
	Goyatek Technology, Corp.	—	"	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	"	2,000	US$	574	5	US$	574
	EON Technology, Corp.	—	"	3,264	US$	1,175	7	US$	1,175
	Epic Communications, Inc.	—	"	191	US$	37	1	US$	37
	RichTek Technology Corp.	—	Available-for-sale financial assets	198	US$	1,312	—	US$	1,312
	GeoVision, Inc.	—	"	15	US$	53	—	US$	53

	Preferred stock
	Alchip Technologies Limited	—	Financial assets carried at cost	2,579	US$	2,950	14	US$	2,950
	eLCOS Microdisplay Technology, Ltd.	—	"	2,667	US$	3,500	15	US$	3,500
	FangTek, Inc.	—	"	6,806	US$	3,250	21	US$	3,250
	Kilopass Technologies, Inc.	—	"	3,887	US$	2,000	9	US$	2,000
	Memsic, Inc.	—	"	2,289	US$	1,560	8	US$	1,560
	NanoAmp Solutions, Inc.	—	"	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	"	3,082	US$	3,082	4	US$	3,082

Emerging Alliance	Common stock
	NetLogic Microsystems, Inc.	—	Financial assets at fair value through profit or loss	102	US$	4,184	1	US$	4184

	Pixim, Inc.	—	Financial assets carried at cost	1,924	US$	512	4	US$	512
	Quake Technologies, Inc.	—	"	46	US$	35	—	US$	35
	RichWave Technology Corp.	—	"	4,247	US$	1,648	13	US$	1,648
	Global Investment Holding, Inc.	—	"	10,800		$100,000	6		$100,000

	Preferred stock
	Audience, Inc.	—	"	1,654	US$	250	2	US$	250

	Axiom Microdevices, Inc.	—	"	1,000	US$	1,000	3	US$	1,000

	Britestream Networks, Inc. (Layer N	—	"	2,444	US$	1,172	2	US$	1,172
	Networks, Inc.)
	Centrality Communications, Inc.	—	Financial assets carried at cost	1,325	US$	1,800	3	US$	1,800
	Ikanos Communication, Inc.	—	Available-for-sale financial assets	610	US$	12,014	3	US$	12,014

	Miradia, Inc.	—	Financial assets carried at cost	3,040	US$	1,000	4	US$	1,000

	Mobilygen Corporation	—	"	1,415	US$	750	1	US$	750
	Mosaic Systems, Inc.	—	"	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	"	800	US$	500	2	US$	500
(Continued)

				March 31, 2006
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	NuCORE Technology Inc.	—	Financial assets carried at cost	2,254	US$	1,455	2	US$	1,455
	Optichron, Inc.	—	"	714	US$	1,000	4	US$	1,000
	Optimal Corporation	—	"	485	US$	500	6	US$	500
	Pixim, Inc.	—	"	2,193	US$	583	—	US$	583
	Quake Technologies, Inc.	—	"	555	US$	415	1	US$	415
	Quicksilver Technology, Inc.	—	"	1,049	US$	—	4	US$	—
	Reflectivity, Inc.	—	"	4,848	US$	2,479	4	US$	2,479
	Teknovus, Inc.	—	"	6,977	US$	1,327	3	US$	1,327
	Zenesis Technologies, Inc.	—	"	2,410	US$	1,399	5	US$	1,399

	Warrants
	Pixim, Inc.	—	Financial assets carried at cost	242		—	N/A		—

Partners	Common stock
	VisEra Holding Company	—	Investments accounted for using equity method	18,931	US$	21,094	50	US$	21,094

VTAF II	Common stock
	Beceem Communication	—	Financial assets carried at cost	500	US$	1,000	1	US$	1,000

	Yobon Technologies, Inc.	—	"	1,675	US$	787	13	US$	787
	Sentelic, Corp.	—	"	1,200	US$	2,040	15	US$	2,040

	Preferred stock
	5V Technologies,Inc	—	Financial assets carried at cost	1,333	US$	1,000	9	US$	1,000

	Ageia Technologies, Inc.	—	"	2,030	US$	2,074	2	US$	2,074
	Aquantia Corporation	—	"	1,401	US$	1,150	5	US$	1,150
	Audience, Inc.	—	"	2,208	US$	474	1	US$	474
	Axiom Microdevices, Inc.	—	"	761	US$	776	2	US$	776
	GemFire Corporation	—	"	600	US$	600	1	US$	600
	Impinj,Inc	—	"	257	US$	500	—	US$	500
	Leadtrend Technology, Inc.	—	"	900	US$	431	5	US$	431
	Miradia, Inc.	—	"	1,809	US$	1,600	2	US$	1,600
	Next IO, Inc.	—	"	216	US$	182	—	US$	182
	Optichron, Inc.	—	"	353	US$	869	2	US$	869
	Power Analog Microelectronics	—	"	2,000	US$	1,500	13	US$	1,500
	Powerprecise Solutions, Inc.	—	"	1,032	US$	1,000	8	US$	1,000
	Tzero Technologies, Inc.	—	"	244	US$	500	2	US$	500
	Xceive Corporation	—	"	714	US$	1,000	2	US$	1,000
(Continued)

				March 31, 2006
							Market Value or
					Carrying Value		Net Asset Value
		Relationship with	Financial Statement	Shares/Units	(US$ in	Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	the Company	Account	(in Thousands)	Thousands)	Ownership	Thousands)	Note
	Warrants
	Aquantia Corporation	—	Financial assets carried at cost	46	$—	N/A	$—

GUC	Bond funds
	ABN AMRO Bond Fund	—	Financial assets at fair value through profit or loss	1,343	20,027	N/A	20,027

	Ta Chong Bond Fund	—	"	777	10,011	N/A	10,011
	Dresdner Bond DAM Fund	—	"	873	10,010	N/A	10,010

	Stock
	Global Unichip Corporation –— NA	Subsidiary	Investments accounted for using equity method	100	5,005	100	5,005
	Global Unichip Japan	Subsidiary	"	—	2,354	100	2,354

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

											Disposal (Note 1)							Ending Balance
					Beginning Balance			Acquisition						Carrying		Gain (Loss)			Amount
					Shares/Units	Amount		Shares/Units	Amount		Shares/Units	Amount		Value		on Disposal		Shares/Units	(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	(in	(US$ in		(in	(US$ in		(in	(US$ in		(US$ in		(US$ in		(in	Thousands)
Company Name	Name	Account	Counter-party	Relationship	Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		Thousands)	(Note 2)
The Company	Bond funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	3,764		$610,864	17,228		$2,800,000	—		$—		$—		$—	20,992		$3,418,415
	ABN AMRO Bond Fund	"	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	—	134,906		2,004,862	23,501		350,000	—		—		—		—	158,407		2,362,227
	Prudential Financial Bond Fund	"	Reliance Securities Investment Trust Co., Ltd	—	—		—	103,751		1,500,000	—		—		—		—	103,751		1,500,960
	Cathay Bond	"	Cathay Securities Investment Trust Co., Ltd.	—	—		—	122,762		1,400,000	—		—		—		—	122,762		1,401,845
	NITC Taiwan Bond	"	National Investment Trust Co., Ltd	—	—		—	93,312		1,300,000	—		—		—		—	93,312		1,301,437
	Dresdner Bond DAM Fund	"	Allianz Dresdner Securities Investment Consulting Co., Ltd.	—	69,303		792,068	34,914		400,000	—		—		—		—	104,217		1,195,177
	JF Taiwan Bond Fund	"	JF Asset Management (Taiwan) Ltd.	—	62,009		933,430	13,277		200,000	—		—		—		—	75,286		1,136,999
	JF Taiwan First Bond Fund	"	JF Asset Management (Taiwan) Ltd.	—	63,131		875,416	14,399		200,000	—		—		—		—	77,530		1,078,535
	ABN AMRO Select Bond Fund	"	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	—	18,235		203,860	71,465		800,000	—		—		—		—	89,700		1,006,294
	ABN AMRO Income	"	ABN-AMRO Securities Investment Trust (Taiwan) Ltd.	—	—		—	63,947		1,000,000	—		—		—		—	63,947		1,000,751
	Fuhwa Albatross Fund	"	Fuh Hwa Investment Trust Co.	—	—		—	71,619		800,000	—		—		—		—	71,619		800,314
	Fuh Hwa Bond	"	Fuh Hwa Investment Trust Co.	—	—		—	60,642		800,000	—		—		—		—	60,642		800,237
	HSBC Taiwan Money Management	"	HSBC Investments (Taiwan) Ltd.	—	—		—	47,677		700,000	6,803		100,004		99,905		99	40,864		600,978
	President James Bond	"	Uni-President Assets Management Corp.	—	—		—	39,288		600,000	—		—		—		—	39,288		600,169
	TIIM High Yield	"	Taiwan International Securities Corp.	—	—		—	8,147		100,000	—		—		—		—	8,147		100,000

	Government bonds
	2004 Government Bond Series A	Held-to-maturity financial Assets	KGI Securities Co., Ltd.	—	—		2,349,973	—		—	—		2,350,000		2,350,000		—	—	—
	United States Treas NTS	Available-for-sale financial assets	—	—	—	US$	34,951	—	US$	132,869	—	US$	65,502	US$	65,643	US$	(143)	—	US$	101,711

	Corporate bonds
	Taiwan Power Company	Held-to-maturity financial Assets	KGI Securities Co., Ltd.	—	—		$3,263,349	—		$595,852	—		$125,000		$125,000		—	—		$3,727,453
	Formosa Petrochemical Corporation	"	KGI Securities Co., Ltd.	—	—		1,093,283	—		—	—		300,000		301,946		(1,946)	—		792,523
	Formosa Plastics Corporation	"	KGI Securities Co., Ltd. and several financial institutions	—	—		268,855	—		—	—		132,000		132,000		—	—		137,328
	Chinese Petroleum Corporation	"	KGI Securities Co., Ltd. and several financial institutions	—	—		705,436	—		400,305	—		—		—		—	—		1,104,103
	American Honda Fin Corp. Mtn	Available-for-sale financial assets	—	—	—	US$	3,800	—		—	—	US$	3,004	US$	3,000	US$	4	—	US$	802
	American Honda Fin Corp. Mtn	"	—	—	—		—	—	US$	3,087	—		—		—		—	—	US$	3,068
	Bank One Corp.	"	—	—	—		—	—	US$	3,326	—		—		—		—	—	US$	3,303
	Deere John Cap Corp.	"	—	—	—		—	—	US$	4,911	—		—		—		—	—	US$	4,885
	Deere John Cap Corp.	"	—	—	—	US$	5,079	—		—	—	US$	5,013	US$	5,079	US$	(66)	—	—
(Continued)

53

											Disposal (Note 1)							Ending Balance
					Beginning Balance			Acquisition						Carrying		Gain (Loss)			Amount
					Shares/Units	Amount		Shares/Units	Amount		Shares/Units	Amount		Value		on Disposal		Shares/Units	(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	(in	(US$ in		(in	(US$ in		(in	(US$ in		(US$ in		(US$ in		(in	Thousands)
Company Name	Name	Account	Counter-party	Relationship	Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		Thousands)	(Note 2)
	European Invt Bk	Available-for-sale	—	—	—	US$	8,315	—	US$	—	—	US$	8,002	US$	8,315	US$	(313)	—	US$	—
		financial assets
	Federal Home Ln Bks	"	—	—	—		—	—	US$	7,937	—		—		—		—	—	US$	7,937

	JP Morgan Chase + Co.	Available-for-sale	—	—	—	US$	3,663	—		—	—	US$	3,519	US$	3,663	US$	(143)	—		—
		financial assets
	Keycorp Mtn Book Entry	"	—	—	—	US$	3,500	—		—	—	US$	3,508	US$	3,500	US$	8	—		—
	Keycorp Mtn Book Entry	"	—	—	—		—	—	US$	3,006	—		—		—		—	—	US$	2,995
	Praxair Inc.	"	—	—	—		—	—	US$	3,180	—		—		—		—	—	US$	3,165
	Santander Us Debt S A Uniperso	"	—	—	—	US$	4,998	—		—	—	US$	4,957	US$	4,998	US$	(41)	—		—
	Slm Corp. Medium Term Nts	"	—	—	—	US$	2,950	—	US$	6,012	—		—		—		—	—	US$	8,902
	Wells Fargo + Co. New	"	—	—	—		—	—	US$	6,076	—		—		—		—	—	US$	6,058
	Wells Fargo + Co. New	"	—	—	—	US$	3,697	—		—	—	US$	3,512	US$	3,697	US$	(185)	—		—

	Agency bonds
	Fed Hm Ln Pc Pool M80855	Available-for-sale	—	—	—		—	—	US$	3,882	—		—		—		—	—	US$	3,730
		financial assets
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	4,962	—		—		—		—	—	US$	4,926
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	4,317	—		—		—		—	—	US$	4,318
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	5,380	—		—		—		—	—	US$	5,376
	Federal Home Ln Bks	"	—	—	—	US$	8,594	—		—	—	US$	8,519	US$	8,594	US$	(75)	—		—
	Federal Home Ln Bks	"	—	—	—		—	—	US$	12,227	—		—		—		—	—	US$	12,186
	Federal Home Ln Mtg Corp.	"	—	—	—		—	—	US$	9,974	—		—		—		—	—	US$	9,961
	Federal Natl Mtg Assn	"	—	—	—	US$	7,892	—		—	—	US$	7,908	US$	7,892	US$	16	—		—
	Federal Natl Mtg Assn	"	—	—	—	US$	4,943	—		—	—	US$	4,944	US$	4,943	US$	1	—		—
	Federal Natl Mtg Assn	"	—	—	—	US$	8,971	—		—	—	US$	8,940	US$	8,971	US$	(31)	—		—
	Federal Natl Mtg Assn	"	—	—	—	US$	17,888	—		—	—	US$	17,782	US$	17,888	US$	(106)	—		—
	Federal Natl Mtg Assn	"	—	—	—		—	—	US$	4,123	—		—		—		—	—	US$	4,117
	Federal Natl Mtg Assn Mtn	"	—	—	—	US$	9,758	—		—	—	US$	9,781	US$	9,758	US$	23	—		—
	Federal Natl Mtg Assn Mtn	"	—	—	—	US$	15,787	—		—	—	US$	15,851	US$	15,787	US$	63	—		—
	Federal Natl Mtg Assn Mtn	"	—	—	—	US$	7,000	—		—	—	US$	6,925	US$	7,000	US$	(75)	—		—
	Freddie Mac	"	—	—	—		—	—	US$	9,391	—		—		—		—	—	US$	9,325

	Corporate issued asset - backed
	securities
	Bear StearnsArm Tr	Available-for-sale	—	—	—		—	—	US$	3,826	—		—		—		—	—	US$	3,744
		financial assets
	Capital Auto Receivables Asset	"	—	—	—		—	—	US$	3,250	—		—		—		—	—	US$	3,239
	Crdit Suisse First Boston Mtg	"	—	—	—		—	—	US$	3,750	—		—		—		—	—	US$	3,739
	Gs Mtg Secs Corp.	"	—	—	—		—	—	US$	4,150	—		—		—		—	—	US$	4,150
	Nissan Auto Receivables	"	—	—	—	US$	7,000	—		—	—	US$	4,944	US$	5,000	US$	(56)	—	US$	1,982
	Terwin Mtg Tr	"	—	—	—		—	—	US$	4,050	—		—		—		—	—	US$	4,018
	Wells Fargo Mtg Bkd Secs	"	—	—	—		—	—	US$	3,772	—		—		—		—	—	US$	3,650

Note 1: The proceeds of bond investments matured are excluded.

Note 2: The ending balance included the amortization of premium or discount on bond investments and valuation gain or loss.

54

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Company	Types of		Transaction				Nature of	Prior Transaction of Related Counter-party				Price	Purpose of
Name	Property	Transaction Date	Amount		Payment Term	Counter-party	Relationship	Owner	Relationship	Transfer Date	Amount	Reference	Acquisition	Other Terms
The Company	Fab. 14	January 6, 2006		$854,000	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

	Fab. 12	March 30, 2006	US$	3,340	By the construction progress	M+W Zander Facility Engineering Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
Company			Purchase/		% to		Unit Price	Payment Terms		% to
Name	Related Party	Nature of Relationship	Sale	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
The Company	TSMC-North America	Subsidiary	Sales	$44,102,519	56	Net 30 days after invoice date	—	—	$20,821,546	50
	Philips	Major shareholder	Sales	1,035,524	1	Net 30 days after monthly closing	—	—	321,540	1
	GUC	Investee with controlling financial interest	Sales	143,114	—	Net 30 days after monthly closing	—	—	92,420	—
	WaferTech	Subsidiary	Purchases	3,118,957	26	Net 30 days after monthly closing	—	—	(1,076,937)	10
	SSMC	Investee accounted for using equity method	Purchases	1,936,912	16	Net 30 days after monthly closing	—	—	(428,357)	4
	TSMC-Shanghai	Subsidiary	Purchases	996,913	9	Net 30 days after monthly closing	—	—	(361,221)	3
	VIS	Investee accounted for using equity method	Purchases	736,971	6	Net 30 days after monthly closing	—	—	(716,048)	7

GUC	TSMC-North America	The same Parent	Purchases	124,455	59	Net 30 days after monthly closing	—	—	(104,335)	46

Note:	The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
MARCH 31, 2006
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received in
Company					Overdue		Subsequent	Allowance for Bad
Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Amounts	Action Taken	Period	Debts
The Company	TSMC-North America	Subsidiary	$21,140,995	43 days	$5,027,175	—	$6,906,086	$—
	Philips	Major shareholder	321,540	39 days	48,707	Accelerate demand on account receivables	444	—
	TSMC-Shanghai	Subsidiary	154,400	Note	66	Accelerate demand on account receivables	—	—

Note:	The ending balance primarily consisted of other receivables, it is not applicable for the calculation of the turnover rate.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
MARCH 31, 2006
(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of March 31, 2006			Net Income	Equity in the
				March 31,	December 31,	Shares (in	Percentage of	Carrying	(Losses) of the	Earnings
Investor Company	Investee Company	Location	Main Businesses and Products	2006	2005	Thousands)	Ownership	Value (Note)	Investee	(Losses)	Note
The Company	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	$31,445,780	$31,445,780	987,968	100	$25,985,340	$2,220,193	$2,220,193	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	12,180,367	—	100	9,352,101	(37,743)	(37,743)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	437,891	27	5,541,044	389,685	103,891	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	6,408,190	6,408,190	382	32	4,629,413	1,445,306	462,498	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,106,947	58,234	58,234	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	1,826,618	57,466	57,466	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,545,288	1,526,074	—	99	1,250,283	101,802	101,293	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	654,509	654,509	—	98	630,569	(4,353)	(4,266)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	409,920	409,920	40,147	45	451,841	19,045	9,934	Investee over which the Company has a controlling interest
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	94,218	487	487	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	78,197	161	57	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	77,470	156	56	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	23,302	(61)	(61)	Subsidiary

Note: The treasury stock is deducted from the carrying value.

58

TABLE 9
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

Accumulated
				Accumulated			Outflow of
				Outflow of			Investment
				Investment			from Taiwan
		Total Amount		from Taiwan			as				Accumulated
		of Paid-in		as of	Investment Flows		of		Equity in the	Carrying	Inward
		Capital		January 1, 2006	Outflow		March 31, 2006		Earnings	Value	Remittance of
	Main Businesses and	(RMB in	Method of	(US$ in	(US$ in		(US$ in	Percentage of	(Losses)	as of	Earnings as of
Investee Company	Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	March 31, 2006	March 31, 2006
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$ —	$ —	$12,180,367 (US$371,000)	100%	$(37,743)	$9,352,101	$ —

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of March 31, 2006	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367	$12,180,367	$12,180,367
(US$371,000)	(US$371,000)	(US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2:	Amount was recognized based on the reviewed financial statements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: April 28, 2006	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer